As filed with the Securities and Exchange Commission on December 9, 2003
Registration No. 333-98785

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post Effective Amendment No. 2

to
Form S-1
on
Form S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

KOMAG, INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3695 (Primary Standard Industrial Classification Code Number)	94-2914864 (I.R.S. Employer Identification Number)

1710 Automation Parkway

San Jose, California 95131
(408) 576-2000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kathleen A. Bayless

Chief Financial Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131
(408) 576-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Page Mailliard, Esq.
Joilene W. Grove, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

THE SELLING SECURITY HOLDERS MAY NOT SELL THESE SECURITIES PURSUANT TO
THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES
AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO
SELL THESE SECURITIES AND NEITHER WE NOR THE SELLING SECURITY HOLDERS ARE
SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR
SALE IS NOT PERMITTED.

Subject to completion, dated December 9, 2003

9,630,726 Shares of Common Stock

$83,711,896.16 of Senior Secured Notes Due 2007

         This prospectus relates to the offering of Komag, Incorporated’s common stock and Senior Secured Notes due 2007, referred to as the “Senior Notes.” The selling security holders acquired these securities from us by operation of our plan of reorganization under the United States Bankruptcy Code, which became effective on June 30, 2002.

      Our common stock currently trades under the symbol “KOMG” on the Nasdaq National Market. On December 8, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $14.87 per share.

      The selling security holders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the securities from time to time on terms to be determined at the time of sale. The selling security holders may offer the securities at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. To the extent required, the specific securities to be sold, names of the selling security holders, offering price, the names of any agents, dealers or underwriters, amount of expenses of the offering and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement. The selling security holders reserve the sole right to accept and, together with their agents from time to time, to reflect in whole or in part any proposed purchase of securities to be made directly or through agents.

      The aggregate proceeds to the selling security holders from the securities will be the purchase price of those securities sold less the aggregate agents’ commissions and underwriters’ discounts, if any. We will receive no proceeds from this offering, but we will pay the expenses of this offering.

      The selling security holders and any broker-dealers, agents or underwriters that participate with them in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This investment involves risk. You should carefully consider the “Risk Factors” beginning on page 7.

The date of this prospectus is December 9, 2003.

PROSPECTUS SUMMARY
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET FOR COMMON STOCK
USE OF PROCEEDS
DIVIDEND POLICY
SELLING SECURITY HOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF THE SENIOR NOTES
DESCRIPTION OF OTHER INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EXHIBIT 12.1
EXHIBIT 23.1
EXHIBIT 23.2

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

-i-

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying securities offered hereby. You should read the entire prospectus, including the “Risk Factors” section beginning on page 7.

Komag, Incorporated

Our Business

      We design, manufacture and market thin-film media, or disks, that are incorporated into disk drives. We are the world’s largest independent manufacturer of thin-film media with a 40% market share of the total merchant disk supplier market and 18% of the overall disk market as of the second quarter of 2003 according to TrendFOCUS, a storage research firm. Due to our market leadership and significant research and development efforts, we have developed a deep understanding of market needs in the disk drive market and offer a broad portfolio of advanced solutions to address those needs. Our customers include many of the world’s largest disk drive manufacturers, including Hitachi Global Storage Technologies, or HGST, Maxtor and Western Digital. Additionally, in October 2003 we began volume production for a new major disk drive customer’s desktop products.

      Disks such as the ones we manufacture are incorporated into disk drives, which are the primary storage medium for digital data. Technology advances have greatly increased the storage capacity of individual disks, lowering the per gigabyte, or GB, cost of storage. The lower cost of storage has facilitated the adoption of disk drives into a broad range of new applications, providing new areas of market growth for disks and disk drives. High-volume, high-growth applications for disk drives include personal computers, enterprise storage systems, communications infrastructure and consumer electronics appliances. According to IDC, the annual total storage capacity and number of units of disk drives to be shipped between 2002 and 2007 are expected to grow at compound annual rates of approximately 45.1% and 10.7%, respectively. The increase in storage capacity used in existing and new applications is expected to generate increased demand for disk drives, which may in turn generate higher demand for disks such as those we sell.

Our Competitive Strengths

      We believe that our major competitive strengths include the following:

•	World’s Leading Independent Disk Supplier. Due to our 20 year history and market leadership position, we believe we are well positioned as a broad-based strategic supplier to the industry’s leading disk drive manufacturers.

•	Technology Leadership. We have invested heavily in research and development to stay at the forefront of leading-edge technology development and product design in the thin-film media industry.

•	Strong Relationships with Top-Tier Disk Drive Manufacturers. We have strong relationships with leading disk drive manufacturers, including HGST, Maxtor and Western Digital, which represented approximately 56% of global disk drive sales in the second quarter of 2003 according to IDC, and we have recently begun production for a new major disk drive customer.

•	Low-Cost, Efficient Manufacturing Operations. We believe our manufacturing operations located in Malaysia are among the lowest-cost and most efficient in our industry.

•	Broad Range of Disk Products to Address Large and Emerging Markets. We provide a broad range of disk products that are incorporated into disk drives for desktop, enterprise and consumer electronics applications.

•	Experienced Management Team. Our management team has extensive experience in the disk and disk drive industry and has successfully positioned Komag as the leading thin-film media company.

Our Strategy

      The key elements of our strategy are as follows:

•	Maintain Technology Leadership. Our research and development focuses on key advancements that allow us to better address large and emerging market opportunities, such as high-density storage for personal computers, enterprise storage systems, communications infrastructure and consumer electronics appliances.

•	Continue Improving Manufacturing Efficiency and Reducing Production Costs. We intend to continue improving the efficiency and quality of our manufacturing operations in Malaysia, which we believe offers us a time and cost advantage in delivering new products to our customers at high volumes.

•	Leverage Collaborative Relationships with Disk Drive Manufacturers. We intend to continue expanding our relationships with leading disk drive manufacturers in the design and development of new high-performance products.

•	Maintain a Diverse Customer Base. We intend to further diversify our customer base and reduce our dependence on the success of any one customer or storage market.

•	Balance Capacity Growth with Customer Demand. We intend to cost-effectively balance our investments in new capacity with the expected growth in demand for our products.

Our Offering

      In August 2001, after defaulting on our debt obligations, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. Our plan of reorganization was confirmed by the bankruptcy court on May 9, 2002. The plan became effective and we emerged from bankruptcy on June 30, 2002, which we refer to as the “Effective Date.” The plan provided for, among other things:

•	issuance of approximately 24,500,000 shares of our common stock, par value $0.01 per share (including 1,625,000 shares to be issued to employees);

•	issuance of new debt in the form of the Senior Notes as follows:

•	$85.3 million of new Cash Pay Notes that will amortize over a five-year term;
•	$43.5 million of new Pay-in-Kind Notes due with accrued interest on the fifth anniversary of the Effective Date;

•	issuance of other new debt as follows:

•	$7.0 million of subordinated Junior Secured Notes Due 2007, referred to here as the Junior Notes, which were redeemed in full on December 2, 2003;

•	$1.7 million of promissory notes;
•	a $15 million revolving credit facility; and

•	comprehensive, mutual releases with holders of more than two-thirds of the $521.6 million in allowed claims.

      See “Description of the Senior Notes” and “Description of Other Indebtedness” for a summary of the terms of the Senior Notes and the other new debt.

      The selling security holders for whom this prospectus is being filed owned prepetition debt and, by operation of our plan of reorganization, were issued common stock on the Effective Date. The selling security holders own approximately 42% of our outstanding common stock as of October 28, 2003. The balance of the securities issued by us in connection with our emergence from bankruptcy are exempt from registration pursuant to Section 1145 of the US Bankruptcy Code.

      We were organized in 1983 and are incorporated in the state of Delaware. Our principal executive offices are located at 1710 Automation Parkway, San Jose, California 95131, and our telephone number is (408) 576-2000. Our web site is located at “www.komag.com.” Information contained on our web site does not constitute a part of this prospectus.

The Offering

Use of proceeds	Komag will not receive any proceeds from this offering

Nasdaq National Market symbol	“KOMG”

COMMON STOCK

Common stock offered by Komag	None

Common stock offered by selling security holders	Up to 9,630,726 shares

Common stock outstanding prior to this offering	23,752,626 shares

      The above information is based upon the number of shares outstanding as of November 23, 2003. This information excludes:

•	1,221,407 shares of common stock issuable upon exercise of outstanding stock options with weighted average exercise price of approximately $8.68 per share;

•	637,500 shares of common stock issuable upon the exercise of stock purchase rights which have been deferred pursuant to our deferred compensation plan;

•	562,034 shares of common stock reserved for future issuance under our stock option plan;

•	528,216 shares of common stock reserved for future issuance under our employee stock purchase plan; and

•	999,847 shares of common stock issuable upon exercise of outstanding warrants at an exercise price of $9.00 per share.

SENIOR SECURED NOTES DUE 2007

      Below is a brief summary of the Senior Notes. For more detailed information, see “Description of the Senior Notes.”

Senior Notes offered by Komag	None

Senior Notes offered by selling security holders	$83,711,896.16 principal amount, which constitutes a portion of an aggregate of $130,782,369 aggregate principal amount of the Senior Notes issued by us. The aggregate amount of Senior Notes being offered by the selling security holders is $83,711,896.16, which includes interest to be paid in kind during the term of the Senior Notes.

Interest	The Senior Notes have a cash pay interest component and a pay-in-kind, or PIK, interest component. We will pay interest on the cash pay portion of the Senior Notes at a rate equal to the greater of 8% per annum or 3% over the prime rate as published in The Wall Street Journal, Western Edition. We will pay interest on the PIK portion of the Senior Notes at a rate equal to 12% per annum, by increasing the principal amount of the Senior Notes with respect to which the PIK interest is paid. Interest will accrue on the Senior Notes and be payable monthly in arrears on the 15th day of each month, commencing on July 15, 2002. Interest on the Senior Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid.

Ranking	The Senior Notes are secured obligations and:

• are subordinated in right of payment to any debt outstanding under our $15.0 million secured Loan and Security Agreement, which is referred to as the Exit Facility and which is further described in “Description of Other Indebtedness,” to the extent of the value of the assets securing such indebtedness; and

• rank senior in right of payment to all of our existing and future subordinated indebtedness, including the Junior Notes.

As of September 28, 2003:

• we had no outstanding borrowings under the Exit Facility;

• we had a total of $130,782,369 principal amount of Senior Notes outstanding of which $83,711,896.16 principal amount is included in this registration statement;

• we had $8,121,592 of Junior Notes outstanding, which were redeemed in full on December 2, 2003; and

• our subsidiaries had total liabilities of $39.6 million.

      See “Description of the Senior Notes” and “Description of Other Indebtedness.”

Optional Redemption	Upon notice to the holders of at least 30 days, but not longer than 60 days, we have the option to redeem all or any portion of the Senior Notes at the redemption price set forth in the “Description of the Senior Notes – Optional Redemption.”

Mandatory Redemption	In the event that, after repaying certain other indebtedness and retaining certain amounts for working capital, we receive aggregate amounts of certain capital raising proceeds and/or certain asset sale proceeds in excess of $5.0 million, we will be required to redeem the maximum principal amount of Senior Notes plus accrued interest that may be redeemed with such proceeds. See “Description of the Senior Notes – Mandatory Redemption.”

Certain Covenants	The indenture for Senior Notes contains certain covenants, which, among other things, restrict our ability and the ability of our subsidiaries to:

• create restrictions on the ability of our subsidiaries to pay us dividends or make other distributions to us;

• make loans or guarantees, subject to certain exceptions;

• issue Equity Interests (as defined in “Description of the Senior Notes”) in ourselves or our Wholly-Owned Subsidiaries;

• issue or sell debt instruments;

• consummate Asset Sales (as defined in “Description of the Senior Notes”);

• allow our Adjusted Tangible Net Worth (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Adjusted Net Working Capital (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

• allow our Total Cash Debt Service Coverage Ratio (as defined in “Description of the Senior Notes”) to fall below certain specified levels;

RISK FACTORS

      Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below when considering whether or not to invest in our securities. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties that we are unaware of or currently deem immaterial may also become important factors that may harm our business. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose part or all of your investment. Further, this prospectus contains forward-looking statements and actual results may differ significantly from the results contemplated by our forward-looking statements.

Risks Related to Our Business

We have a history of operating losses and recently emerged from chapter 11 bankruptcy. Despite our recent profitability during each of our three most recent fiscal quarters, we cannot assure you that we will be able to maintain or grow profits in the future.

      We have experienced substantial operating losses during the past five fiscal years. Prior to reporting positive net income in each of our three most recent quarters ending September 28, 2003, our last profitable quarter, excluding one-time credits, was the fourth quarter of 1997. We recorded a net loss $68.1 million during the fiscal year ended December 31, 2000, a net loss of $296.4 million during the fiscal year ended December 30, 2001 and a net profit of $270.5 million for the fiscal year ended December 29, 2002, largely because of a gain of $396.4 million for extinguishment of indebtedness and revaluation of assets and liabilities for fresh-start reporting. In August 2001, after defaulting on our debt obligations, we filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code. We emerged from chapter 11 bankruptcy on June 30, 2002. Due to the factors discussed below in this Risk Factors section, including the very competitive, capital intensive and historically cyclical nature of the disk and disk drive markets upon which our business is dependent, we cannot assure you that we will be able to sustain or grow our recent profitability.

Downturns in the disk drive manufacturing market and related markets may decrease our revenues and margins.

      The market for our products depends on economic conditions affecting the disk drive manufacturing and related markets, particularly the desktop personal computer market. We believe that a substantial majority of our finished unit sales were incorporated into disk drives manufactured by our customers for the desktop personal computer market. Because of this concentration in a single market, which we expect to continue, our business is tightly linked to the success of the personal computer market. The personal computer market has historically been seasonal and cyclical and has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for disks and pricing pressures. The effect of these cycles on suppliers, including disk manufacturers, has been magnified by disk drive manufacturers’ practice of ordering components, including disks, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. Accordingly, downturns in the desktop personal computer market may cause disk drive manufacturers to delay or cancel projects, reduce their production or reduce or cancel orders for our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and pricing pressures, causing us to realize lower revenues and margins.

If our production capacity is underutilized, our gross margin will be adversely effected and we could sustain significant losses.

      Our business is characterized by high fixed overhead costs including expensive plant facilities and production equipment. Our per unit costs and our gross margin are significantly affected by the number of units we produce and the amount of our production capacity that we utilize. Our production capacity is currently approximately 18 million to 20 million disks per quarter. We recently announced that we will increase our production capacity by approximately 10% to 20% over the next three fiscal quarters by utilizing our existing facilities, which minimizes capital outlays. If we underutilize our production capacity for any reason including lack of customer demand or cancellation or delay of customer orders, we could experience significantly higher unit production costs, lower margins and potentially significant losses. Underutilization of our production capacity could also result in equipment write-offs, restructuring charges and employee layoffs. For example, from our 1997 fiscal year to the third quarter of our 2002 fiscal year, our gross margin was severely adversely affected by our underutilization of our capacity. If our production capacity is underutilized for any reason, our financial results and our business would be severely harmed.

If future demand for our products exceeds the production capability of our existing facilities, we may be required to invest significant capital expenditures to increase capacity or else risk losing market share.

      We believe we have a limited capability to further expand our production capacity using our existing facilities to meet incremental increases in future demand for our disk products. If demand for our products were to significantly exceed these capacity levels, we may not be able to satisfy this increased demand. To increase our production capacity to meet significant increases in demand for our disks, we would be required to expand our existing facilities, construct new facilities or acquire entities with additional production capacities. These alternatives would require significant capital investments by us and would require us to seek additional equity or debt financing. There can be no assurance that such financing would be available to us when needed on acceptable terms, or at all. If we were unable to expand capacity on a timely basis to meet increases in demand, we could lose market opportunities for sales and our market share could decline. Further, we cannot assure you that the increased demand for our disk products would continue for a sufficient period of time to recoup our capital investments associated with increasing our production capacity.

We receive a large percentage of our net sales from only a few disk drive manufacturer customers, the loss of any of which would adversely affect our sales.

      Our customers are disk drive manufacturers. A relatively small number of disk drive manufacturers dominate the disk drive market. According to IDC, four of these manufacturers accounted for over 84% of disk drive sales during the third quarter of 2003. Accordingly, we expect that the success of our business will continue to depend on a limited number of customers who have comparatively strong bargaining power in negotiating contracts with us.

      In the first three fiscal quarters of 2003, 41% of our net sales were to Western Digital, 36% were to Maxtor and 15% were to HGST. During fiscal 2002, 61% of our net sales were to Western Digital and 30% were to Maxtor. During fiscal 2001, 59% of our net sales were to Western Digital and 27% were to Maxtor. If any one of our significant customers were to reduce their disk requirements or develop or expand capacity to produce disks for internal use and we are unable to replace these orders with sales to new customers, our sales would be reduced and, our business would suffer.

Internal disk operations of disk drive manufacturers may adversely affect our ability to sell our disk products.

      Disk drive manufacturers such as HGST, Maxtor and Seagate have large internal thin-film media manufacturing operations and are able to produce a substantial percentage of their disk requirements. We compete directly with these internal operations when we market our products to these disk drive companies, and indirectly when we sell our disks to customers who must compete with vertically-integrated disk drive manufacturers. Vertically-integrated companies have the opportunity to keep their disk-making operations fully utilized, thus lowering their costs of production. This cost advantage contributes to the pressure on us and other independent disk manufacturers to sell disks at lower prices and can severely affect our profitability. Vertically-integrated companies are also able to achieve a large manufacturing scale that supports the development resources necessary to advance technology rapidly. We may not have sufficient resources or manufacturing scale to be able to compete effectively with these companies as to production costs or technology development.

If we are unable to perform successfully in the highly competitive and increasingly concentrated disk industry, we may not be able to maintain or gain additional market share, and our operating results would be harmed.

      The market for our products is highly competitive, and we expect competition to continue in the future. Competitors in the thin-film media industry fall mainly into two groups: Asian-based independent disk manufacturers and captive disk manufacturers. Our major Asian-based independent competitors include Fuji Electric, Hoya, Showa Denko and Trace Storage. The captive disk manufacturers who produce thin-film media internally for their own use include HGST, Maxtor and Seagate. In late 2002, IBM entered into a joint venture with Hitachi. The joint venture, named Hitachi Global Storage Technologies, or HGST, includes Hitachi’s and IBM’s disk drive operations and a portion of IBM’s thin-film media operations, and evidences the increasing concentration and economies of scale in our industry. Many of these competitors have greater financial resources and less debt than we have, which could allow them to adjust to fluctuating market conditions better than us. Further, they may have greater technical and manufacturing resources, more extensive name recognition, more marketing power, a broader array of product lines and preferred vendor status. To the extent our competitors continue to consolidate and achieve greater economies of scale, we will face additional competitive challenges. If we are not able to compete successfully in the future, we would not be able to gain additional market share for our products, or we may lose our existing market share, and our operating results could be harmed.

Price competition may force us to lower our prices, causing our net sales and gross margin to suffer.

      We face significant price competition in the disk industry. High levels of competition have historically put downward pressure on prices per unit. Additionally, the average selling price of disks and disk drives rapidly declines over their commercial life as a result of technological enhancements, productivity improvements and industry supply increases. We may be forced to lower our prices or add new products and features at lower prices to remain competitive, and we may otherwise be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices would reduce our ability to generate sales, and our gross margin would suffer. If we fail to mitigate the effect of these pressures through reducing the cost of our products or changing our product mix, our net sales and gross margin could be adversely affected.

      Price declines are also affected by any imbalances between demand and supply. For most of 2002, as in the several years prior, disk supply exceeded demand. As independent suppliers like us struggled to utilize their capacity, the excess disk supply caused average selling prices for disks to decline. Pricing pressure on component suppliers was also compounded by high consumer demand for inexpensive personal computers and consumer devices. In the fourth quarter of 2002 and the first three quarters of 2003, disk prices began to stabilize, but there is no certainty that this trend will continue. These supply and demand factors and industry-wide competition could adjust again and force disk prices down, which would put pressure on our gross margin.

Because our products require a lengthy sales cycle with no assurance of high volume sales, we may expend significant financial and other resources without a return.

      With short product life cycles and the rapid technological change experienced in the disk drive industry, we must frequently qualify new products with our disk drive manufacturing customers, based on criteria such as quality, storage capacity, performance, and price. Qualifying disks for incorporation into new disk drive products requires us to work extensively with the customer and the customer’s other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with our senior management, before making a purchasing decision. Accordingly, our products typically have a lengthy sales cycle, which can range from six to twelve months or longer. During this time, we may expend substantial financial resources and management time and effort, while having no assurances that a sale will result, or that disk drive programs ultimately will result in high-volume production. To the extent we expend significant resources to qualify products without realizing sales, our operations will suffer.

If our customers cancel orders, our sales could suffer and we are generally not entitled to receive cancellation penalties to offset the loss of sales revenue.

      Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification, or rescheduling without significant penalties. As a result, if a customer cancels, modifies, or reschedules an order, we may have already made expenditures that are not recoverable, and our profitability will suffer. Furthermore, if our current customers do not continue to place orders with us or if we are unable to obtain orders from new customers, our sales and operating results will suffer.

Because we depend on a limited number of suppliers, if our suppliers experience capacity constraints or production failures, our production, operating results and growth potential could be harmed.

      We rely on a limited number of suppliers for some of the materials and equipment used in our manufacturing processes, including aluminum blanks, aluminum substrates, nickel plating solutions, polishing and texturing supplies, and sputtering target materials. For example, Kobe Steel, Ltd. is our sole supplier of aluminum blanks, a fundamental component in producing our disks. We also rely on OMG Fidelity, Inc. and Heraeus Incorporated for supplies of nickel plating solutions and sputtering target materials, respectively. The supplier base has been weakened by the poor financial condition of the industry in recent years, and some suppliers have exited the business. Our production capacity would be limited if one or more of these materials were to become unavailable or available in reduced quantities, or if we were unable to find alternative suppliers. For example, due to the significant growth in demand for our disk products in the fourth quarter of 2002, our sales were smaller during the quarter than the available market opportunity due to our inability to acquire additional aluminum substrates. If our sources of materials and supplies were limited or unavailable for a significant period of time, our production, operating results and ability to grow our business could be adversely affected.

Disk drive program life cycles are short, and disk drive programs are highly customized. If we fail to respond to our customers’ demanding requirements, we will not be able to compete effectively.

      The disk industry has experienced rapid technological change, and if we are unable to anticipate and develop products and production technologies on a timely basis, our competitive position could be harmed. In general, the life cycles of disk drive programs are short. For example, between approximately 1999 and 2002, areal density rose dramatically on an annual basis. Additionally, disks must be more customized to each disk drive program. Short program life cycles and customization have increased the risk of product obsolescence, and as a result, supply chain management, including just-in-time delivery, has become a standard industry practice. In order to sustain customer relationships and sustain profitability, we must be able to develop new products and technologies in a timely fashion that can help customers reduce their time-to-market performance, and continue to maintain operational excellence that supports high-volume manufacturing ramps and tight inventory management throughout the supply chain. Accordingly, we have invested and intend to continue to invest heavily in our research and development program. If we cannot respond to this rapidly changing environment or fail to meet our customers’ demanding product and qualification requirements, we will not be able to compete effectively. As a result, we would not be able to maximize the use of our production facilities and our profitability would be negatively impacted.

If we do not keep pace with the rapid technological change in the disk drive industry, we will not be able to compete effectively, and our operating results could suffer.

      Our products primarily serve the 3 1/2-inch disk drive market where product performance, consistent quality, price and availability are of great competitive importance. To succeed in an industry characterized by rapid technological developments, we must continuously advance our disk technology at a pace consistent with, or faster than, the pace at which our competitors are advancing their disk technology.

      Advances in disk drive technology require continually lower flying heights and higher areal density. Until recently, areal density was roughly doubling from year-to-year and even today continues to increase rapidly, requiring significant improvement in every aspect of disk design. These advances require substantial on-going process and technology development. New process technologies, including synthetic anti-ferromagnetic, or SAF and perpendicular reporting media, or PMR, must support cost-effective, high-volume production of disks that meet these ever-advancing customer requirements for enhanced magnetic recording performance. We may not be able to develop and implement these technologies in a timely manner in order to compete effectively against our competitors’ products or entirely new data storage technologies. In addition, we must transfer our technology from our U.S.-based research and development center to our Malaysian manufacturing operations. If we cannot advance our process technologies or do not successfully implement those advanced technologies in our Malaysian operations, or if technologies that we have chosen not to develop prove to be viable competitive alternatives, we would not be able to compete effectively. As a result, we would lose market share and face increased price competition from other manufacturers, and our operating results would suffer.

If we fail to improve the quality of, and control contamination in our manufacturing processes, we will lose our ability to remain competitive.

      The manufacture of our products requires a tightly-controlled, multi-stage process, and the use of high-quality materials. Efficient production of our products requires utilization of advanced manufacturing techniques and clean room facilities. Disk fabrication occurs in a highly controlled, clean environment to minimize particles and other yield- and quality-limiting contaminants. In spite of stringent manufacturing controls, weaknesses in process control or minute impurities in materials may cause a substantial percentage of the disks in a lot to be defective. The success of our manufacturing operations depends, in part, on our ability to maintain process control and minimize such impurities in order to maximize yield of acceptable high-quality disks. Minor variations from specifications could have a disproportionately adverse impact on our manufacturing yields. If we are not able to continue to improve on our manufacturing processes or maintain stringent quality controls, or if contamination problems arise, we will not remain competitive, and our operating results would be harmed.

An industry trend towards glass-based applications could negatively impact our ability to remain competitive.

      Our finished disks are primarily manufactured from aluminum substrates, which are the primary substrate used in desktop PC and enterprise applications. Some disk manufacturers emphasize the use of glass as a basis for the manufacture of their disks to primarily serve the mobile personal computer market and certain other consumer applications. These applications are expected to achieve significant growth in the near future. To the extent glass-based applications were to achieve significant growth in the market place, we may lose market share if we were unable to move rapidly to produce glass-based disks to address the demand.

All of our manufacturing operations have been consolidated in Malaysia and our foreign operations and international sales subject us to additional risks inherent in doing business on an international level that make it more costly or difficult to conduct our business.

      As a result of our consolidation of manufacturing operations in Malaysia, technology developed at our U.S.-based research and development center must now be first implemented for high-volume production at our Malaysian facilities without the benefit of being implemented at a U.S. factory. Therefore, we rely heavily on electronic communications between our U.S. headquarters and our Malaysian facilities to transfer specifications and procedures, diagnose operational issues and meet customer requirements. If our operations in Malaysia or overseas communications are disrupted for a prolonged period for any reason, including a failure in electronic communications with our U.S. operations, the manufacture and shipment of our products would be delayed, and our results of operations would suffer.

      Furthermore, our ability to transfer funds from our Malaysian operations to the United States is subject to Malaysian rules and regulations. In 1999, the Malaysian government repealed a regulation that restricted the amount of dividends that a Malaysian company may pay to its stockholders. If not repealed, this regulation would have potentially limited our ability to transfer funds to the United States from our Malaysian operations. If similar regulations are enacted in the future, we may not be able to finance our U.S.-based research and development and/or repay our U.S. debt obligations.

      We are subject to a number of risks of conducting business outside of the United States. Our sales to customers in Asia, including the foreign subsidiaries of domestic disk drive companies, account for substantially all of our net sales. Further, while customers assemble a substantial portion of their disk drives in Asia, they subsequently sell these products throughout the world. Therefore, our high concentration of Asian sales does not accurately reflect the eventual point of consumption of the assembled disk drives. We anticipate that international sales will continue to represent the majority of our net sales, and as a result the success of our business is subject to factors affecting global markets generally.

      We are subject to these risks to a greater extent than most companies because, in addition to selling our products outside the United States, our Malaysian operations account for substantially all of our net sales. Accordingly, our operating results are subject to the risks inherent with international operations, including, but not limited to:

•	compliance with changing legal and regulatory requirements of foreign jurisdictions;

•	fluctuations in tariffs or other trade barriers;

•	foreign currency exchange rate fluctuations, since certain costs of our foreign manufacturing and marketing operations are incurred in foreign currency, including purchase of certain operating supplies and production equipment from Japanese suppliers in Yen-denominated transactions;

•	difficulties in staffing and managing foreign operations;

•	political, social and economic instability;

•	increased exposure to threats and acts of terrorism;

•	exposure to taxes in multiple jurisdictions;

•	local infrastructure problems or failures including but not limited to loss of power and water supply; and

•	transportation delays and interruptions.

If we are not able to attract and retain key personnel, our operations could be harmed.

      Our future success depends on the continued service of our executive officers, our highly-skilled research, development and engineering team, our manufacturing team and our key administrative, sales and marketing and support personnel. Acquiring talented personnel who possess the advanced skills we require has been difficult. Our bankruptcy filing and our financial performance in prior years increased the difficulty of attracting and retaining skilled engineers and other knowledgeable workers. Even though we have emerged from bankruptcy, we may have difficulty attracting and retaining key personnel. We may not be able to attract, assimilate or retain highly-qualified personnel to maintain the capabilities that are necessary to compete effectively. Further, we do not have key person life insurance on any of our key personnel. If we are unable to retain existing or hire key personnel, our business, financial condition and operating results could be harmed.

If we do not protect our patents and other intellectual property rights, our revenues could suffer.

      It is commonplace to protect technology through patents and other forms of intellectual property rights in technically sophisticated fields. In the disk and disk drive industries, companies and individuals have initiated actions against others in the industry to enforce intellectual property rights. Although we attempt to protect our intellectual property rights through patents, copyrights, trade secrets and other measures, we may not be able to adequately protect our technology. In addition, we may not be able to discover significant infringements of our technology or successfully enforce our rights to our technology if we discover infringing uses by others, and such infringements could have a negative impact on our ability to compete effectively. Competitors may be able to develop similar technology and also may have or may develop intellectual property rights and enforce those rights to prevent us from using such technologies, or demand royalty payments from us in return for using such technologies. Either of these events may affect our production, which could materially reduce our revenues and harm our operating results.

We may face intellectual property infringement claims that are costly to resolve, may divert our management’s attention, and may negatively impact our operations.

      We have occasionally received, and may receive in the future, communications from third parties that assert violation of intellectual property rights alleged to cover certain of our products or manufacturing processes or equipment. We evaluate on a case-by-case basis whether it would be necessary to defend against such claims or to seek licenses to the rights referred to in such communications. In certain cases, we may not be able to negotiate necessary licenses on commercially reasonable terms, or at all. Also, if we have to defend such claims, we could incur significant expenses and our management’s attention could be diverted from our core business. Further, we may not be able to anticipate claims by others that we infringe on their technology or successfully defend ourselves against such claims. Any litigation resulting from such claims could have a material adverse effect on our business and financial results.

Historical quarterly results may not accurately predict our performance due to a number of uncertainties and market factors, and as a result it is difficult to predict our future results.

      Our operating results historically have fluctuated significantly on both a quarterly and annual basis. Additionally, as a result of our emergence from bankruptcy on June 30, 2002, we are operating our business with a new capital structure and have been subject to the fresh-start reporting prescribed by generally accepted accounting principles. Our balance sheet beginning as of June 30, 2002 reflects the application of these rules. As a result, our operating results in any quarter may not reflect our future performance, particularly because our financial condition and results of operations are not comparable to those in our historical financial statements ended prior to June 30, 2002. We believe that our future operating results will continue to be subject to quarterly variations based on a wide variety of factors, including:

•	timing of significant orders, or order cancellations;

•	changes in our product mix and average selling prices;

•	modified, adjusted or rescheduled shipments;

•	availability of disks versus demand for disks;

•	the cyclical nature of the disk drive industry;

•	our ability to develop and implement new manufacturing process technologies;

•	increases in our production and engineering costs associated with initial design and production of new product programs;

•	the ability of our process equipment to meet more stringent future product requirements;

•	our ability to introduce new products that achieve cost-effective high-volume production in a timely manner, timing of product announcements, and market acceptance of new products;

•	the availability of our production capacity, and the extent to which we can use that capacity;

•	changes in our manufacturing efficiencies, in particular product yields and input costs for direct materials, operating supplies and other running costs;

•	prolonged disruptions of operations at any of our facilities for any reason;

•	changes in the cost of or limitations on availability of labor; and

•	structural changes within the disk industry, including combinations, failures, and joint venture arrangements.

      We cannot forecast with certainty the impact of these and other factors on our revenues and operating results in any future period. Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to suffer.

Given our reliance on manufacturing facilities and suppliers in Asia, another outbreak of SARS may negatively impact our operating results.

      If there is another outbreak of severe acute respiratory syndrome (SARS) as occurred at the end of 2002 in China, Hong Kong, Singapore, and Vietnam, such an outbreak, or the fear of such an outbreak, could have a negative impact on our operations. The outbreak that occurred in 2002 had an impact on the ability of our management, sales and customer service employees to travel between the executive and research facilities in California, manufacturing operations in Malaysia, and customer sites throughout Asia. Our normal operating processes could be hindered by a number of SARS-related factors upon a future extended occurrence, including, but not limited to:

•	disruptions in our manufacturing facilities in Malaysia;

•	disruptions at our third-party suppliers located in China or other affected countries;

•	disruptions in our customers’ operations in Singapore, Malaysia or other affected countries;

•	reduced travel between our U.S.-based research and development facility and our Malaysian manufacturing locations; and

•	reduced travel between ourselves, customers, and suppliers.

      Because of our reliance on our Malaysia manufacturing operations and significant distribution to customers in Asia, if another outbreak occurs or spreads to other areas, our sales and operating results could be harmed.

If we make unprofitable acquisitions or are unable to successfully integrate future acquisitions, our business could suffer.

      We have in the past and from time to time in the future may acquire businesses, products or technologies that we believe complement or expand our existing business. Acquisitions involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies, especially given the specialized nature of our technology;

•	diversion of management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	initial dependence on unfamiliar supply chains or relatively small supply partners; and

•	the potential loss of key employees of the acquired companies.

      Acquisitions may also cause us to:

•	issue stock that would dilute our current stockholders’ percentage ownership;

•	assume liabilities;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; or

•	become subject to litigation.

      For example, in 2000 we acquired HMT Technology Corporation, another disk manufacturer. As a result of the acquisition of HMT Technology Corporation, we acquired debt liabilities, real property and manufacturing facilities and incurred significant transaction costs related to the acquisition that raised our ongoing operational expenses and fixed costs. We were unable to utilize our increased capacity and generate sufficient revenues to cover the increased costs and have since sold a majority of all unused facilities.

      Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that any future acquisitions by us will be successful and will not materially adversely affect our business, operating results or financial condition. The failure to manage and successfully integrate acquisitions we make could harm our business and operating results in a material way. Even if an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to products or the integration of the company into our company.

The nature of our operations makes us susceptible to material environmental liabilities, which could result in significant compliance and clean-up expenses and adversely affect our financial condition.

      We are subject to a variety of federal, state, local, and foreign regulations relating to:

•	the use, storage, discharge, and disposal of hazardous materials used during our manufacturing process;

•	the treatment of water used in our manufacturing process; and

•	air quality management.

      We are required to obtain necessary permits for expanding our facilities. We must also comply with new regulations on our existing operations, which may result in significant costs. Public attention has increasingly been focused on the environmental impact of manufacturing operations that use hazardous materials. If we fail to comply with environmental regulations or fail to obtain the necessary permits:

•	we could be subject to significant penalties;

•	our ability to expand or operate in California or Malaysia could be restricted;

•	our ability to establish additional operations in other locations could be restricted; or

•	we could be required to obtain costly equipment or incur significant expenses to comply with environmental regulations.

      Furthermore, our manufacturing processes rely on the use of hazardous materials and any accidental hazardous discharge could result in significant liability and clean-up expenses, which could harm our business, financial condition, and results of operations.

Earthquakes or other natural or man-made disasters could disrupt our operations.

      Our U.S. facilities are located in San Jose, California. In addition, Kobe and other Japanese suppliers of our key manufacturing supplies and sputtering machines are located in areas with seismic activity. Our Malaysian operations have been subject to temporary production interruptions due to localized flooding, disruptions in the delivery of electrical power, and, on one occasion in 1997, by smoke generated by large, widespread fires in Indonesia. If any natural or man-made disasters do occur, operations could be disrupted for prolonged periods, and our business would suffer.

Anti-takeover provisions in our certificate of incorporation could discourage potential acquisition proposals or delay or prevent a change of control.

      We have protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. Our certificate of incorporation provides that we have three classes of directors. As a result, a person could not take control of the board until the third annual meeting after the closing of the merger, since a majority of our directors will not stand for election until that third annual meeting. This provision could discourage potential acquisition proposals and could delay or prevent a change in control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

Risks Related to Our Indebtedness

We continue to be leveraged and our debt service requirements will continue to make us vulnerable to economic downturns and impose restrictions on our operations.

      Our long-term debt and short-term debt was $139.8 million as of September 28, 2003. As of October 30, 2003, we reduced our debt balance to approximately $122.8 million and announced the full redemption of approximately $8.2 million of our existing paid-in-kind Junior Notes, which were redeemed on December 2, 2003. We expect to repay all of this outstanding debt with the proceeds of an offering of approximately 3,000,000 shares of common stock by us and an offering of our $70.0 million Convertible Subordinated Notes. Even if we are able to repay all of this outstanding debt using the proceeds of these offerings, we will still have debt service obligations under the Convertible Subordinated Notes to be issued in the concurrent offering. As a result, we may be required to use a substantial portion of our cash flow from operations to meet our debt obligations, thereby reducing the availability of cash flow to fund our business. Debt service obligations resulting from any outstanding debt remaining after these offerings, to the extent our outstanding debt is not fully refinanced, and any debt service obligations arising from the offering of our new Convertible Subordinated Notes could limit our flexibility in planning for or reacting to changes in our industry, and could limit our ability to borrow more money for operations and implement our business strategy in the future. In addition, our leverage may restrict our ability to obtain additional financing in the future. We will continue to be more leveraged than some of our competitors, which may place us at a competitive disadvantage because our interest and debt repayment requirements makes us more susceptible to downturns in our business. To the extent we do not refinance in full our outstanding debt from the proceeds of the offerings, the debt covenants under the Senior Notes will continue to impose operating and financial restrictions on us. These covenants under the Senior Notes could adversely affect our ability to finance future operations, potential acquisitions or capital needs or to engage in other business activities that may be in our interest. In addition, if we cannot achieve the financial results necessary to maintain compliance with these covenants, we could be declared in default and be required to sell or liquidate our assets to repay outstanding debt.

Because of our debt obligations, in the event of a dissolution, equity holders would be unlikely to receive distributions.

      We currently intend to repay all of our current indebtedness and retire our revolving credit facility, or Exit Facility, that we entered into on June 30, 2002, with the proceeds of an offering by us of approximately 3,000,000 shares of common stock and an offering of $70.0 million of Convertible Subordinated Notes. However, there can be no assurance either offering will close successfully (neither offering is contingent on the other) or that the offerings will provide sufficient proceeds to repay all our existing debt. We have no balance outstanding under the Exit Facility and only limited ability to make a draw under the Exit Facility at this time. To the extent we do not refinance in full our outstanding debt from the proceeds of the common stock offering and the concurrent Convertible Subordinated Notes offering, or retire the Exit Facility, our cash pay and paid-in-kind Senior Notes are subordinated in right of payment to the Exit Facility. As a result of such subordination, in the event of an acceleration of our debt for any reason, including our liquidation or insolvency, or a payment or covenant default, our assets will be available to pay obligations on the Senior Notes and any new Convertible Subordinated Notes only after the Exit Facility is paid in full. There may not be sufficient assets remaining to pay amounts due on any or all of the Senior Notes and any new Convertible Subordinated Notes. In the event of liquidation or insolvency, holders of equity securities would receive a distribution only after payment in full to each of the Exit Facility, the Senior Notes and any new Convertible Subordinated Notes, and other creditors, and there may be no proceeds to distribute to equity holders at such time.

Our holding company structure makes us dependent on cash flow from our subsidiaries to meet our obligations.

      Most of our operations are conducted through, and most of our assets are held by, our subsidiaries. Therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the Senior Notes (to the extent the Senior Notes are not fully redeemed) or the new Convertible Subordinated Notes, or to make any funds available therefor, whether by dividends, loans or other payments. Our subsidiaries have not guaranteed the payment of the Senior Notes or the new Convertible Subordinated Notes. The covenants in the Senior Notes require that we hold no more than $12.0 million in cash outside of the United States. Except to the extent we may ourself be a creditor with recognized claims against our subsidiaries, subject to any limitations contained in our other debt agreements, all claims of creditors and holders of preferred stock, if any, of our subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of the Senior Notes or the lenders under the Exit Facility.

The assets of our subsidiaries may not be available to make payments on our debt obligations.

      Neither the Senior Notes nor the new Convertible Subordinated Notes have been guaranteed by our subsidiaries, and payments on the Senior Notes and the new Convertible Subordinated Notes are required to be made only by us. We may not have direct access to the assets of our subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements to which we are a party under applicable law.

Risks Related to Equity

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

      Sales of a substantial number of shares of our common stock in the public market, or the perception that those sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

      The number and timing of shares of common stock available for sale in the public market is limited by restrictions under federal securities laws and under agreements that we and each of our executive officers and directors and certain selling stockholders have entered into with the underwriters of the proposed common stock offering being made concurrently with our Convertible Subordinated Notes offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares, subject to specified exceptions, for a period of       days after the date of the proposed common stock offering prospectus without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may, however, in its sole discretion, release all or any portion of the common stock from the restrictions in the lockup agreements. To the extent large amounts of our stock are sold in a short time frame, these sales could have a negative effect on the market price of our common stock.

We have a few significant stockholders who own a large percentage of our common stock and could substantially influence all matters requiring stockholder approval.

      We have a few significant stockholders who as of November 23, 2003, in the aggregate, own approximately 46% of our common stock, and together are able to significantly influence all matters requiring approval by our stockholders, including new financings, the election of directors and the approval of mergers or other business combinations. To the extent that the interests of these stockholders are different than those of other stockholders, important company decisions may not reflect the interests of all stockholders.

Sales of stock by a few significant stockholders may negatively affect the market price of our common stock.

      Our significant stockholders who as of November 23, 2003, in the aggregate, own approximately 46% of our common stock, are not restricted as to the prices at which they may sell the stock. Although certain of the significant stockholders will be selling in the proposed common stock offering being made concurrently with our Convertible Subordinated Notes offering, and will not otherwise be able to sell shares of our stock outside the offering until       days after the closing of the offering, those that do not participate in the offering may continue to sell shares and reduce the aggregate percentage of our stock held by significant stockholders. Shares sold below the current level at which the shares of our common stock are trading may adversely affect the market price of our common stock. This large amount of stock, if sold all at once or in blocks, could have a negative effect on the market price of our common stock.

There may be continued volatility in our stock price.

      Our common stock, which is listed on the Nasdaq National Market, has experienced significant price and volume fluctuations. Since emerging from bankruptcy in June 2002, the closing price of our common stock has ranged from $2.30 to $20.93. These fluctuations are likely to continue in the future. The market price of our common stock may decline below the price of the shares sold in this offering. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demands for our products;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	changes in the market valuations of our competitors;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

•	our cash position and cash commitments; and

•	additions or departures of key personnel.

      Additionally, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the merits or the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations, financial condition and stock price.

We do not anticipate paying dividends for the foreseeable future.

      We currently anticipate that all of our earnings, if any, will be retained for repayment of our outstanding debt and for development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our debt agreements contain covenants that restrict the payment of cash dividends.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods discussed below has been calculated on a consolidated basis and should be read in connection with our consolidated financial statements and the related notes incorporated herein by reference.

      For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes, minority interest, equity in net loss of unconsolidated companies and cumulative effect of change in accounting principle plus fixed charges. “Fixed charges” consist of interest expense incurred and the portion of rental expense under operating leases deemed by us to represent interest. Our earnings were inadequate to cover fixed charges for fiscal years 1998, 1999, 2000, 2001 and the six months ended December 29, 2002 by approximately $337.5 million, $307.7 million, $79.6 million, $301.9 million and $40.7 million respectively. Our ratio of earnings to cover fixed charges for the six months ended June 30, 2002 was 645:1. Earnings for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of $396.4 million in connection with the adoption of fresh-start reporting as of June 30, 2002. Also, we did not record interest on our outstanding debt during our chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002. Our ratio of earnings to cover fixed charges for the nine months ended September 28, 2003 was 2.8:1.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors” contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

MARKET FOR COMMON STOCK

      Our common stock is currently traded on the Nasdaq National Market. On November 23, 2003, the last reported sale of our common stock as reported by the Nasdaq National Market was a price of $14.40. As of November 23, 2003, there were approximately 71 holders of record of our common stock.

USE OF PROCEEDS

      All of the shares of common stock and Senior Notes offered hereby are being offered by the selling security holders. We will not receive any of the proceeds from their sale. We estimate that expenses payable in connection with this registration statement will be approximately $51,000.

DIVIDEND POLICY

      We have neither declared nor paid any dividends on our shares of common stock since emerging from bankruptcy, nor did we declare or pay any dividends in the two prior fiscal years. Any decisions as to the future payment of dividends will depend on our earnings and financial position and such other factors as our board of directors deems relevant. We anticipate that we will retain earnings, if any, in order to repay our debt and finance expansion of our operations, and have no intention of declaring dividends for the foreseeable future. In addition, our credit facility and indentures contain covenants that restrict the payment of cash dividends.

SELLING SECURITY HOLDERS

      All of the securities covered by this prospectus are being offered by the selling security holders listed in the table below. No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table below.

      The selling security holders may offer and sell, from time to time, any or all of their securities. Because the selling security holders may offer all or only some portion of the securities listed below, we cannot provide any estimate as to the amount or percentage of these securities that will be held by the selling security holders upon termination of the offering.

      The following table lists:

•	The name of each selling security holder;
•	The amount of each type of offered security beneficially owned by that selling security holder before the offering; and
•	The amount of securities being offered for sale by that selling security holder.

      We obtained the information in the following table from the selling security holders. This information is as of November 23, 2003. No selling security holder has held any position, office or other material relationship with us or any of our affiliates during the past three years.

			Principal and	Principal and
			Interest	Interest
	Number of	Number of	Amount of	Amount of
	Shares of	Shares of	Senior Secured	Senior Secured
	Common Stock	Common Stock	Notes Due 2007	Notes Due 2007
Name of Selling Security Holder	Owned	Offered	Owned(3)	Offered

Cerberus Partners, L.P.(1)	738,095	738,095	$8,763,603.43	$8,763,603.43
Cerberus International, Ltd.(1)	3,335,009	3,335,009	$39,586,082.22	$39,586,082.22
Cerberus Series One Holdings, LLC(1)	1,685,948	1,685,948	$19,893,431.08	$19,893,431.08
Cerberus Series Two Holdings, LLC(1)	1,004,000	1,004,000	$13,131,354.01	$13,131,354.01
Cerberus America Series One Holdings, LLC(1)	180,748	180,748	$2,337,425.43	$2,337,425.43
299 Park Avenue, 22nd Floor
New York, New York 10171

JDS Capital Management, Inc.(2)	2,686,926	2,686,926	—	—
780 3rd Avenue, 45th Floor
New York, New York 10017

(1)	As disclosed in the reports filed by Stephen Feinberg filed on November 3, 2003 pursuant to Sections 13 and 16 of the Exchange Act of 1934, as amended. Mr. Feinberg exercises the sole power to vote and the sole power to direct the disposition of all of the shares of the common stock held by: Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus Series Two Holdings, LLC, Cerberus America Series One Holdings, LLC. Following our emergence from chapter 11 bankruptcy, and pursuant to the plan of reorganization, the Cerberus entities were granted shares of our common stock, as well as Senior Notes, in exchange for discharging their claims against us as senior creditors prior to the bankruptcy.

(2)	As disclosed in the Form 4 filed by JDS Capital L.P. on October 15, 2003. The JDS Capital Management, Inc. ownership was calculated by aggregating the ownership of the following: JDS Capital L.P., J&G LLC, JDS Capital Management, LLC and Joseph Samberg. Following our emergence from chapter 11 bankruptcy, and pursuant to the plan of reorganization, the JDS entities were granted shares of our common stock, as well as Senior Notes, in exchange for discharging their claims against us as senior creditors prior to the bankruptcy.

(3)	Includes the aggregate interest to be paid in kind during the term of the notes. The amount reflects rounding up to the nearest hundred.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 50,000,000 shares of common stock, $0.01 par value. The following summary of the rights of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws which are included as exhibits to the registration statement of which this prospectus is a part and by the provisions of Delaware law.

Common Stock

      As of November 23, 2003, there were 23,752,626 shares of common stock outstanding held of record by approximately 71 stockholders. The holders of outstanding shares of common stock are entitled to the following rights:

•	to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors from time to time may determine;

•	one vote for each share held on all matters submitted to a vote of stockholders; and

•	upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities.

      Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefor, duly and validly issued, fully paid and nonassessible.

Warrants

      In connection with our emergence from bankruptcy, we issued warrants to purchase an aggregate of 1,000,000 shares of our common stock at a purchase price of $9.00 per share to former holders of HMT 5 3/4% convertible subordinated notes. These warrants expire on the earliest to occur of June 30, 2005, a change of control of Komag, or the transfer of all or substantially all of Komag’s assets. The number of shares underlying the warrants shall be subject to proportional adjustment for stock splits, stock dividends and other similar events.

Registration Rights

      Pursuant to a registration rights agreement we entered into in connection with the plan of reorganization, the selling security holders are entitled to require us to register under the Securities Act the sale of an aggregate of 15,729,871 shares of common stock and $107,399,400 principal amount and interest thereon of Senior Notes received by the selling security holders under the plan. Subject to limitations specified in the registration rights agreement with the selling security holders, these registration rights include:

•	Piggyback Registration Rights. An unlimited number of piggyback registration rights that require us to register sales of some or all of the selling security holders’ shares of common stock if we undertake a public offering prior to August 29, 2007 or such earlier date when all of the shares of common stock subject to the registration rights agreement can be sold without registration under the federal securities laws, subject to the discretion of the underwriters of the offering to decrease the amount that the selling security holders may register for marketing reasons; and

•	Shelf Registration Rights. The right to require us to register sales of the selling security holders’ shares and Senior Notes pursuant to a shelf registration statement covering the continuous resale of these shares. This prospectus was filed in satisfaction of this contractual obligation. These shelf registration rights expire upon the earlier of August 29, 2007 or such earlier date when all of the shares of common stock and all of the Senior Notes subject to the registration rights agreement can be sold without registration under the federal securities laws.

      We must pay all registration expenses when these registration rights are exercised, other than any underwriting discounts and commissions, which will be paid by the selling security holders. In addition, we must use commercially reasonable efforts to keep the initial shelf registration continuously effective with the Securities and Exchange

Commission until August 29, 2007, or if the effectiveness of any shelf registration statement lapses for a period greater than allowed under the registration rights agreement, we will be obligated to pay the holders of Senior Notes and common stock penalties in the following amounts:

•	With respect to the first ninety days following the occurrence of one of the deficiencies described above, the holder of a note shall be entitled to receive payment in the amount of $0.05 per week per $1,000 principal amount of any note subject to the registration rights agreement for each full or partial week such deficiency continues, plus an additional $0.05 per week per $1,000 principal amount of such note with respect to each ninety day period following the first ninety day period until all deficiencies have been satisfied. The maximum penalty amount we are obligated to pay with respect to any note is $0.25 per week per $1,000 in principal amount of the note.

•	With respect to the first ninety days following the occurrence of one of the deficiencies described above, the holder of common stock shall be entitled to receive payment in the amount of $0.01 per week per 100 shares of common stock held by such holder and subject to the registration rights agreement for each full or partial week such deficiency continues, plus an additional $0.01 per 100 shares of common stock with respect to each ninety day period following the first ninety day period until all deficiencies have been satisfied. The maximum penalty amount we are obligated to pay with respect to each such 100 shares of common stock is $0.04 per week.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

      Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law.

      Generally, a “business combination” is defined to include mergers, asset or stock sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s outstanding voting stock.

      Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws include provisions that require that any action to be taken by our stockholders be effected at a duly called annual or special meeting or by written consent and divide the board of directors into three classes, with each class serving for a term of three years. In addition, our certificate of incorporation does not allow for cumulative voting in the election of directors.

      These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is Wells Fargo Bank Minnesota, N.A.

Nasdaq National Market Listing

      Our common stock trades on the Nasdaq National Market under the symbol “KOMG.”

DESCRIPTION OF THE SENIOR NOTES

      We issued the Senior Notes under an indenture between The Bank of New York, as trustee, and us. The terms of the Senior Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” Other defined terms used in this description, but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. In this description, the words “Komag” or “company” or “us” or “we” refers only to Komag, Incorporated and its successors in accordance with the terms of the indenture and not to any of its subsidiaries.

      The following description is a summary of material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the Senior Notes. Copies of the indenture are available as set forth below under “—Additional Information.”

      The registered holder of a Senior Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Senior Notes

      The Senior Notes:

•	are secured obligations, with certain of our property pledged as collateral (see “—Collateral and Security”);
•	are subordinated in right of payment to the debt outstanding under the $15.0 million Exit Facility (see “Description of Other Indebtedness – Exit Facility”);
•	are senior in right of payment to any of our indebtedness that is subordinated to the rights of holders of the Senior Notes;
•	are only issued in denominations of $100 and integral multiples of $100; and
•	are limited to $128,832,000 in aggregate principal amount (without taking into account any increases in principal amount as a result of the payment of pay-in-kind interest).

      Substantially all of our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the Senior Notes. While the Senior Notes will be secured obligations, the Senior Notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including any trade payables, but excluding inter-company liabilities. This is known as structural subordination. As of September 28, 2003, our subsidiaries had approximately $39.6 million of total outstanding liabilities.

      Our subsidiaries are subject to many of the same restrictive covenants that are applicable to us, including those restricting the ability to make loans or guarantees, issue Equity Interests (as defined below), or issue or sell debt instruments (see “—Covenants”).

Principal, Maturity and Interest

      We issued Senior Notes with an aggregate initial principal amount of $128,832,000 as part of our plan of reorganization. The Senior Notes were issued in denominations of $100 and integral multiples of $100. The Senior Notes will mature on June 30, 2007. Each note shall have a cash pay interest component and a pay-in-kind, or PIK, interest component.

      We will pay interest on the cash pay portion of the Senior Notes at a rate equal to the greater of 8% per annum or 3% over the prime rate as published in The Wall Street Journal, Western Edition. We will pay interest on the PIK portion of the Senior Notes at a rate equal to 12% per annum. Interest will accrue on the Senior Notes and be payable monthly in arrears on the 15th day of each month, commencing on July 15, 2002. Interest on the Senior Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

      We made our second quarterly payment of principal on October 15, 2003 and will make quarterly payments of principal on each January 15, April 15, July 15 and October 15 thereafter. The entire unpaid principal amount of the Senior Notes shall be due and payable on June 30, 2007.

Methods of Receiving Payments on the Note

      We will pay interest on the cash pay portion of the Senior Notes to the person who is the registered holder of Senior Notes at the close of business on the first day of each month that interest becomes due. With respect to the PIK portion of the Senior Notes, on each interest payment date, the outstanding principal amount of the Senior Notes and the PIK portion of the Senior Notes shall automatically be increased by the amount of the PIK interest to be paid on each interest payment date.

      We will make each quarterly principal payment on the Senior Notes to the person who is the registered holder of such Senior Notes on the first day of the month that each principal payment becomes due. Upon each such principal payment, the outstanding principal amount of the Senior Notes and the cash pay portion of the Senior Notes shall be reduced by the amount of the applicable principal payment.

      If a holder has given us wire transfer instructions at least 5 days prior to the record date, we will pay all principal, cash pay interest and premium, if any, on such holder’s Senior Notes in accordance with those instructions. All other payments on Senior Notes will be made at the office or agency designated by us for such purpose in the city and State of New York, or, at our option, cash pay interest may be paid by check mailed to each holder at the address set forth in the register of holders.

Paying Agent and Registrar for the Senior Notes

      Initially, The Bank of New York will serve as trustee under the indenture and will act as paying agent and registrar. We may change the paying agent or registrar at any time without notice to the holders, and either we or one of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange Senior Notes in accordance with the terms of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require such holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to exchange or register the transfer of a note or any portion of a note selected for redemption, except for the unredeemed portion of a note being redeemed in part. Also, we are not required to exchange or register the transfer of a note for a period of 15 days before a selection of Senior Notes to be redeemed.

Optional Redemption

      We may redeem all or a part of the Senior Notes upon notice to the holders of at least 30 days, but not longer than 60 days. The redemption price will be equal to the principal amount outstanding plus any accrued interest up to the applicable redemption date. If we elect to redeem less than all of the Senior Notes, then the amount we pay shall first be applied to the cash pay portion of the Senior Notes (including any interest accrued on the cash pay portion) until the cash pay portion of the Senior Notes is paid in full. These amounts will be applied to the principal payments in inverse order of the date on which the principal payments are to become due. If there is additional money remaining, it will then be applied to the PIK portion of the Senior Notes (including any interest accrued thereon). Again, such amounts will be applied to the principal payments on the Senior Notes in inverse order of the date on which such principal payments are due.

Mandatory Redemption

      We are required to redeem all or a portion of the Senior Notes at any time the aggregate amount of certain Remaining Capital Raising Proceeds (described below) and Remaining Asset Sale Proceeds (described below) exceeds $5.0 million. Within 60 days of such an event, we will redeem the maximum principal amount of Senior Notes that may be redeemed with such excess proceeds, at a redemption price equal to the principal amount being redeemed plus accrued interest thereon. If such proceeds are insufficient to redeem all of the Senior Notes, then the amount paid to redeem a portion of the Senior Notes shall be applied first to the cash pay portion of the Senior Notes (including any interest accrued thereon), with such amounts applied to the principal payments in inverse order to the date on which such principal payments are due. If there is additional money remaining after payment of the cash pay portion of the Senior Notes, it will then be applied to the PIK portion of the Senior Notes (including any interest accrued thereon). Again, such amounts will be applied to the principal payments on the Senior Notes in inverse order of the date on which such principal payments are due. Aside from the foregoing, we are not required to make any mandatory redemption payments or sinking fund payments with respect to the Senior Notes.

Remaining Capital Raising Proceeds

      We are permitted under the terms of the indenture to transfer, convey, sell, lease or otherwise dispose of our Equity Interests (as defined below) or to issue or sell certain of our debt instruments. However, if we do any of the foregoing, then no later than the business day following the date of receipt of the proceeds thereof, we must use 100% of the Net Proceeds (as defined below) (or such lesser amount of Net Proceeds as approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes) to prepay the outstanding balance, if any, under the Exit Facility, and to permanently reduce the loan commitments thereunder by the amount prepaid. If there are any proceeds remaining, the indenture requires us to use 50% of such proceeds (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes), the Remaining Capital Raising Proceeds, to redeem the maximum principal amount of the Senior Notes that may be redeemed, as described above, and assuming that the Remaining Capital Raising Proceeds, together with any Remaining Asset Sale Proceeds, exceed $5.0 million.

      Pending the final applications of any such proceeds, we or our subsidiaries may invest such proceeds in accordance with the terms of the indenture. Such investments shall be held in an account in which the trustee shall have a first priority perfected security interest for the benefit of the holders of Senior Notes, subject to Permitted Priority Liens (as defined below).

Remaining Asset Sale Proceeds

      Subject to certain conditions specified in the indenture, we may consummate an Asset Sale (as defined below). However, in the event of any such an Asset Sale, no later than the business day following the date of receipt of any Net Proceeds from an Asset Sale, we must apply 100% of such Net Proceeds to repay Indebtedness (as defined below) with respect to Permitted Priority Liens (as defined below) secured by the asset so sold and pay down the outstanding balance, if any, under the Exit Facility (or such lesser amount of the outstanding balance of the Exit Facility as approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes), and to permanently reduce the loan commitments thereunder by the amount prepaid. If there are any proceeds remaining, the indenture requires us to use 50% of any remaining Net Proceeds from any Asset Sale (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes) as follows: (x) up to $20.0 million of such amount may be deposited into the Escrow Account; and (y) to the extent not deposited into the Escrow Account, we shall use such amount, the Remaining Asset Sale Proceeds, to redeem the maximum principal amount of the Senior Notes that may be redeemed, as described above, and assuming that the Remaining Asset Sale Proceeds, together with any Remaining Capital Raising Proceeds, exceed $5.0 million.

      Pending the final applications of any Net Proceeds from Asset Sales, we or our subsidiaries may invest such Net Proceeds in accordance with the terms of the indenture. Such investments shall be held in an account in which the trustee shall have a first priority perfected security interest, subject to Permitted Priority Liens (as defined below), for the benefit of the holders of Senior Notes.

Notice of Redemption

      We will mail a notice of redemption by first class mail to each holder at least 15 days, but not more than 60 days, before the redemption date. On and after the redemption date, no interest will accrue on the Senior Notes or the portions of the Senior Notes called for redemption. Once notice of redemption is mailed, the Senior Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price.

Selection of Senior Notes to be Redeemed

      If less than all of the Senior Notes are to be redeemed at any time, the trustee shall select the Senior Notes to be redeemed among the holders in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed in the United States, or, if the Senior Notes are not listed, on a pro rata basis. To the extent that the trustee determines that selection on a pro rata basis is not feasible, the trustee shall select the Senior Notes by lot or in accordance with any other method the trustee considers fair and appropriate.

      In the event of partial redemption by lot, the particular Senior Notes to be redeemed shall be selected at least 15, but not more than 60 days, prior to the redemption date by the trustee from the outstanding Senior Notes not previously called for redemption; provided, however, that if more than one class of Senior Notes is outstanding, the Senior Notes of each such class shall be redeemed as follows. In the event of a redemption to be applied to the cash pay portion of Senior Notes, such Senior Notes will be redeemed in proportion to the aggregate cash pay portion of such class. In the event of a redemption to be applied to the PIK portion of Senior Notes, such Senior Notes will be redeemed in proportion to the aggregate PIK portion of such class.

Covenants

      We are subject to numerous covenants, the terms of which are set forth in detail in the indenture. The following is not a restatement of the indenture in its entirety and, accordingly, we urge you to read the indenture, which more completely defines your rights as a holder of the Senior Notes. The following is a summary of certain of the covenants in the indenture that will apply to the Senior Notes and to us.

Reports

      Whether or not required by the Securities and Exchange Commission, so long as any Senior Notes are outstanding (unless defeased in a Legal Defeasance (see “Description of the Senior Notes – Legal Defeasance and Covenant Defeasance”)), we shall furnish to the trustee and the holders, within the time periods specified in the Securities and Exchange Commission’s rules and regulations:

•	all quarterly and annual financial information that would be required to be contained in a filing with the Securities and Exchange Commission on Forms 10-Q and 10-K if we were required to file those Forms and, with respect to the annual information only, a report on the annual consolidated financial statements by KPMG LLP or other independent certified public accountants of recognized national standing; and

•	all current reports that we will be required to be filed with the Securities and Exchange Commission on Form 8-K if we will be required to file such reports.

      Additionally, for so long as the Senior Notes are outstanding (unless defeased in a Legal Defeasance) we shall also provide the following:

•	in each case as soon as available, but in any event no later than thirty (30) days after the end of each calendar month, our (A) unaudited consolidated balance sheet of us and our consolidated subsidiaries as at the end of such period and the related unaudited consolidated statements of income and stockholders’ equity; and (B) our unaudited statements of cash flows of us and our consolidated subsidiaries for such period and year to date; and

•	in each case as soon as available, notice of filing or delivery of all reports which we send to our security holders generally and copies of all reports and registration statements which we or any of our subsidiaries file with the Securities and Exchange Commission or any national securities exchange.

      So long as the Senior Notes are outstanding (unless defeased in a Legal Defeasance), at the request of each Eligible Holder (as defined below) that has entered into a confidentiality agreement on reasonable and customary terms obligating such holder to keep the information furnished to such holder confidential, we shall furnish to each such holder as soon as practicable, and in any event no later than 15 days prior to the commencement of each fiscal quarter, until such holder notifies us in writing that it no longer wishes to receive information, the projected income statement, balance sheet, statement of cash flow and forecasts for ourselves and our Consolidated Subsidiaries, prepared on a quarterly basis, for the following four fiscal quarters, which shall include the projected revenues and expenses, including, without limitation, Capital Expenditures, Consolidated EBITDAR, Adjusted Tangible Net Worth, Adjusted Net Working Capital, unit volumes, average selling prices, and the underlying assumptions therefor, all in reasonable detail and certified by a duly authorized Officer of our Company as being prepared by us in good faith. The mere inclusion of any information in the forecasts and financial information provided by us shall not be determinative of the existence of a Default or Event of Default (see “Description of the Senior Notes – Events of Default and Remedies”).

Notices

      So long as any of the Senior Notes are outstanding, we are required to deliver to the trustee, the following:

•	notice of any Default or Event of Default, material litigation or a material adverse change;

•	notice of any “prohibited transaction,” termination event or other similar event relating to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or the Pension Benefit Guaranty Corporation with respect to employee benefit plans and pension plans;

•	notices relating to environmental hazards;

•	upon request, other information and data with respect to our business affairs and financial condition or that of our subsidiaries, provided that we may condition disclosure of any such information or date on our receipt of a confidentiality agreement on reasonable and customary terms obligations such person to keep the information furnished by us confidential;

•	notice of any default under the any debt instrument involving in excess of $1,000,000 of Indebtedness outstanding or any default under the Exit Facility; and

•	notice of any change in applicable law that has the effect of encumbering or restricting in any way the ability of any of our subsidiaries to (1) pay dividends or make any other distributions on its capital stock to us or any of our subsidiaries; (2) make loans or advances to us or any of our subsidiaries; or (3) transfer any of their respective properties or assets to us or any of our subsidiaries.

Dividends

      Except with respect to our preferred stock issued pursuant to Section 4.13 of the indenture, we may not, so long as any Senior Notes are outstanding, declare or pay any dividends, purchase or otherwise acquire for value our capital stock now or hereafter outstanding, or make any distribution of assets to our stockholders as such, or permit any of our subsidiaries to purchase or otherwise acquire for value any of our capital stock.

Dividends and Other Payment Restrictions Affecting Our Subsidiaries

      We are not permitted and shall not permit any of our subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any subsidiary to:

•	pay dividends or make any other distributions on its capital stock to us or any of our subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to us or any of our subsidiaries;

•	make loans or advances to us or any of our subsidiaries; or

•	transfer any of their respective properties or assets to us or any of our subsidiaries.

      However, the restrictions above shall not apply to encumbrances or restrictions existing under or by reason of:

•	the indenture, the Senior Notes, the Collateral Documents or any of the documents governing the Exit Facility;

•	applicable law;

•	any instrument governing Indebtedness or capital stock of a person acquired by us or any of our subsidiaries in effect at the time of the acquisition (except to the extent that Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, provided, that in the case of Indebtedness, the Indebtedness was permitted by the terms of this Indenture to be incurred;

•	customary non-assignment provisions in leases and other contracts entered into in the ordinary course of business;

•	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in the third bullet of the preceding paragraph;

•	any restriction or encumbrance contained in contracts for the sale of assets permitted by the indenture, provided, that such restrictions or encumbrances relate only to the assets being sold pursuant to these contracts;

•	Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to the Lien; and

•	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Loans, Indebtedness, Investments, Secondary Liabilities

      Other than as permitted by the indenture, for so long as any Senior Notes are outstanding, we shall not, and shall not permit any of our subsidiaries to (i) make or permit to remain outstanding, any loan or advance to, (ii) incur, assume, guarantee, become or be liable in any manner in respect of, suffer to exist, induce or otherwise become contingently liable for, directly or indirectly, any Indebtedness of (each of the foregoing items in this clause (ii) referred to as “incur”) or (iii) own, purchase or acquire any stock, obligations or securities of or any other interest in, or make any capital contribution to, any person, except that we and our subsidiaries may:

           (a)          own, purchase or acquire (i) certificates of deposit, time deposits and bankers’ acceptances issued by (A) any financial institution organized and existing under the laws of the United States of America or any state thereof, or (B) with respect to any Subsidiary domiciled outside the United States of America, any financial institution located in the same jurisdiction of such Subsidiary, which financial institution is an eligible institution (as designated by Bank Negara Malaysia form time to time as anchor banks) or a financial institution that has, together with its parent financial institution, a combined capital and surplus of at least $100.0 million in an amount consistent with past practices but in no event shall such deposits in all such overseas financial institutions in the aggregate exceed the greater of $12.0 million or 20% of our cash (including cash equivalents) and that of our subsidiaries calculated on a consolidated basis, (ii) commercial paper rated Moody’s P-2 or better or S&P’s A-2 or better, (iii) obligations or instruments issued by or guaranteed by an entity designated as S&P’s A-2 or better, or Moody’s P-2 or better or the equivalent by a nationally recognized credit agency, (iv) municipal bonds and other governmental and corporate debt obligations rated S&P’s A or better or Moody’s A-2 or better, (v) direct obligations of the United States of America or its agencies and (vi) obligations guaranteed or insured by the United States of America;

           (b)           acquire and own stock, obligations or securities received in connection with Indebtedness created in the ordinary course of business owing to us or one of our subsidiaries;

           (c)           continue to own the existing capital stock of our subsidiaries;

           (d)           endorse negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

           (e)           make loans, advances to or investments in one of our subsidiaries in connection with the normal operations of the business of such subsidiary and allow our subsidiaries to make or permit to remain outstanding advances from our subsidiaries to us;

           (f)           make or permit to remain outstanding loans or advances to our subsidiaries or enter into or permit to remain outstanding guarantees in connection with the obligations of our subsidiaries;

           (g)           make or permit to remain outstanding (A) loans or advances to us or our subsidiaries’ officers, stockholders or employees, which, in the aggregate, would not exceed $3.0 million during the term of this Indenture, (B) loans to us or our subsidiaries’ vendors, in the ordinary course of our business, which, in the aggregate, do not exceed $500,000, (C) progress payments to us or our subsidiaries’ vendors made in the ordinary course of our or our subsidiaries’ business, and (D) (i) loans or advances for the purpose of purchasing our or our subsidiaries’ shares of stock pursuant to its employee stock purchase or option plans, (ii) advances for salary, travel and other expenses, advances against commission and other similar advances made to officers or employees in the ordinary course of our or our subsidiaries’ business, and (iii) loans or advances to or for the benefit of our or our subsidiaries’ officers, directors or employees in connection with litigation and other proceedings involving such persons by virtue of their status as officers, directors or employees of us or our subsidiaries, respectively; provided, that such loans or advances made pursuant to clause (D), together with all loans and advances made pursuant to clause (A), may not exceed $3.0 million in the aggregate at any time outstanding, and provided, further, that loans or advances made pursuant to clause (D)(iii) above, that we were required to make pursuant to any indemnification agreement approved by our Management Committee or its organizational documents shall not constitute a breach of this clause (g);

           (h)           make investments under our deferred compensation plans for the benefit of our or our subsidiaries’ employees;

           (i)           incur (A) subject to certain limited exceptions, Indebtedness securities, promissory notes or similar types of instruments related to financing (collectively, debt instruments), if and only if such debt instruments are subordinated and junior to the Senior Notes pursuant to a subordination agreement reasonably acceptable to the trustee or (B) any Permitted Refinancing Indebtedness with respect to Indebtedness incurred pursuant to this clause (i);

           (j)           incur Indebtedness on account of a Permitted Lien;

           (k)           incur Indebtedness under the Exit Facility or under any Permitted Refinancing Indebtedness with respect to Indebtedness incurred pursuant to this clause (k);

           (l)           incur Permitted Refinancing Indebtedness; and

           (m)           incur Indebtedness in the ordinary course of business consisting of standby letters of credit, bank guarantees or similar arrangements in favor of suppliers, equipment vendors and the like in an aggregate principal amount outstanding at any one time not in excess of $5.0 million, provided that such Indebtedness was incurred in lieu of deposit arrangements that would otherwise have been required by such suppliers, equipment vendors and the like.

Capital Raising Events

      We are not permitted to and will not permit any of our subsidiaries to:

           (a)          issue any Equity Interests in us other than to one of our wholly-owned subsidiaries or pursuant to employee benefit plans approved by our management committee,

           (b)          transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any of our subsidiaries other than to us or to one of our other wholly-owned subsidiaries or pursuant to employee benefit plans approved by our management committee, or

           (c)          issue or sell any debt instruments.

      Notwithstanding the above restrictions, under certain circumstances, we may transfer, convey, sell, lease or otherwise dispose of Equity Interests or, issue or sell our Debt Instruments if we comply with the restrictions on use of Net Proceeds from such sales as described above in the sections captioned “Mandatory Redemption – Remaining Capital Raising Proceeds”.

Asset Sales

      We are not permitted to and shall not permit any of our subsidiaries to, consummate an Asset Sale unless:

           (a)          we, or our subsidiary, as the case may be, receives (i) consideration at the time of the Asset Sale at least equal to the fair market value of the assets issued, sold or otherwise disposed of or (ii) in the case of a lease of assets that constitutes an Asset Sale, a lease providing for rents or other consideration which are no less favorable to us or our Subsidiary, as the case may be, than the prevailing market conditions;

           (b)          our management committee adopts a resolution evidencing its determination that such consideration constitutes fair market value, or such lease payments are at prevailing market conditions, as the case may be, as certified in an officers’ certificate delivered to the trustee; and

           (c)          at least 75% or, with the approval of our management committee, 50%, of the consideration therefor received by us or our subsidiary is in the form of cash (including cash equivalents); provided, that:

(1) any of our or our subsidiary’s liabilities (as shown on our or our subsidiary’s most recent balance sheet) (other than contingent liabilities and liabilities that are by their terms subordinated to the Senior Notes) that are assumed by the transferee of any of those assets under a customary novation agreement that unconditionally releases us or our subsidiary, as the case may be, from further liability will be deemed to be cash for purposes of this provision; and

(2) any securities, notes or other obligations received by us or our subsidiary from the transferee that are promptly, but in any event within 30 days of receipt, converted by us or our subsidiary into cash (to the extent of the cash received in that conversion) will be deemed to be cash for purposes of this provision.

      Additionally, even if we comply with the above restrictions on Asset Sales, we are restricted in the use of the Net Proceeds from such an Asset Sale. See “Mandatory Redemption – Remaining Asset Sale Proceeds.”

Adjusted Tangible Net Worth

      We are not permitted to allow our Adjusted Tangible Net Worth on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Minimum Adjusted Tangible Net Worth:

September 30, 2002	$88,462,000
December 31, 2002	82,906,000
March 31, 2003	80,386,000
June 30, 2003	76,845,000
September 30, 2003	72,951,000
December 31, 2003	70,775,000
March 31, 2004	70,857,000
June 30, 2004	69,739,000
September 30, 2004	68,033,000
December 31, 2004	68,562,000
March 31, 2005	70,678,000
June 30, 2005	71,564,000
September 30, 2005	72,204,000
December 31, 2005	75,332,000
March 31, 2006	79,897,000
June 30, 2006	84,125,000
September 30, 2006	88,761,000
December 31, 2006	96,261,000
March 31, 2007	107,753,000
June 30, 2007	116,554,000

Minimum Adjusted Net Working Capital

      We are not permitted to allow our Adjusted Net Working Capital on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Minimum Adjusted Net Working Capital:

September 30, 2002	$13,000,000
December 31, 2002	18,000,000
March 31, 2003	21,308,000
June 30, 2003	18,693,000
September 30, 2003	20,049,000
December 31, 2003	21,812,000
March 31, 2004	26,857,000
June 30, 2004	24,962,000
September 30, 2004	29,295,000
December 31, 2004	34,468,000
March 31, 2005	42,574,000
June 30, 2005	48,744,000
September 30, 2005	56,210,000
December 31, 2005	59,794,000
March 31, 2006	71,296,000
June 30, 2006	80,799,000
September 30, 2006	91,666,000
December 31, 2006	103,506,000
March 31, 2007	103,506,000
June 30, 2007	103,506,000

Total Cash Debt Service Coverage Ratio

      We are not permitted to allow the Total Cash Debt Service Coverage Ratio on a quarterly basis to be less than the amounts set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Cash Debt Service Ratio:

December 31, 2002	2.00
March 31, 2003	2.00
June 30, 2003	2.00
September 30, 2003	2.00
December 31, 2003	2.00
March 30, 2004	1.80
June 30, 2004	1.60
September 30, 2004	1.70
December 31, 2004	1.80
March 31, 2005	1.90
June 30, 2005	2.00
September 30, 2005	2.00
December 31, 2005	2.00
March 31, 2006	2.00
June 30, 2006	2.00
September 30, 2006	2.00
December 31, 2006	2.00
March 31, 2007	2.00
June 30, 2007	2.00

Capital Expenditures

      We are not permitted to make Capital Expenditures for our company and our subsidiaries in excess of $30.0 million in the aggregate in any fiscal year other than fiscal year 2003, or make Capital Expenditures in excess of $40.0 million in the aggregate in fiscal year 2003.

Consolidated EBITDAR

      We are not permitted to allow, for the applicable quarter, the greater of our and our consolidated subsidiaries’ (i) Annualized Consolidated EBITDAR and (ii) Consolidated EBITDAR for our most recently ended four full fiscal quarters to be less than the amount set forth below at the end of each applicable fiscal quarter:

Quarters Ending Closest to:	Consolidated EBITDAR:

December 31, 2002	$20,000,000
March 31, 2003	26,841,000
June 30, 2003	38,540,000
September 30, 2003	40,146,000
December 31, 2003	41,825,000
March 31, 2004	43,852,000
June 30, 2004	45,932,000
September 30, 2004	48,107,000
December 31, 2004	50,676,000
March 31, 2005	52,776,000
June 30, 2005	54,841,000
September 30, 2005	56,889,000
December 31, 2005	59,095,000
March 31, 2006	61,419,000
June 30, 2006	63,661,000
September 30, 2006	65,952,000
December 31, 2006	68,401,000
March 31, 2007	71,674,000
June 30, 2007	74,896,000

Advances to Subsidiaries

      All advances to subsidiaries made by us or any of our subsidiaries (other than (x) equity contributions and (y) advances to subsidiaries with a maturity date of less than 90 days from the date of such advance not to exceed $5.0 million for any one subsidiary or $8.0 million in the aggregate for all subsidiaries) shall be evidenced by intercompany notes in favor of us or such subsidiary. Intercompany notes in favor of us shall be pledged pursuant to the Collateral Documents to the Trustee as Collateral to secure the Senior Notes. Each intercompany note shall be payable upon demand and will bear interest at a rate equal to the then current fair market interest rate.

      If an intercompany advance to one of our subsidiaries, where assets constitute part of the Collateral, is evidenced by an intercompany note, and if the applicable subsidiary of our company that is the maker of such intercompany note proposes to remit monies to us, we shall cause such subsidiary to distribute such monies to us, directly or indirectly, by means of a dividend or other manner and not as a repayment of the Indebtedness evidenced by the applicable intercompany note; provided, however, that:

•	monies may be distributed to us as repayment of the Indebtedness evidenced by an intercompany note so long as, after giving effect thereto, the aggregate amount of Indebtedness evidenced by the Komag Malaysia

Intercompany Notes and of the Komag Bermuda Intercompany Notes is not less than $100.0 million in the aggregate; and

•	on and after December 31, 2005, monies may be distributed to us as repayment of the Indebtedness evidenced by the Komag Malaysia Intercompany Notes or of the Komag Bermuda Intercompany Notes if, to the extent that such monies result in the aggregate amount of Indebtedness evidenced by such Intercompany Notes to be less than $100.0 million, such monies are used by us in the ordinary course of our business or to repay the notes in accordance with the terms of the indenture.

Restrictions on Senior or Pari Passu Indebtedness

      Except as expressly permitted pursuant to the terms of the indenture, we will not, nor will we permit any of our subsidiaries to, directly or indirectly, create, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to or become responsible for any Indebtedness that is senior or pari passu in any respect in right of payment to the Senior Notes.

Escrow Account

      In the event that we deposit any amounts in the Escrow Account in connection with an Asset Sale, we:

           (a)     may withdraw all or any portion of such amounts (i) to redeem the Senior Notes in accordance with the terms of the indenture (in which case, any amounts so withdrawn shall constitute Remaining Asset Sale Proceeds) or (ii) for any other purpose not otherwise prohibited by the terms of the indenture so long as, at the time of such withdrawal, we are in compliance with the covenants in the indenture and the representations and warranties contained in certain specified sections of the Exit Facility are true and correct in all respects, as certified in an officers’ certificate delivered to the trustee prior to such withdrawal; and

           (b)     will be obligated to re-deposit in the Escrow Account any amounts withdrawn from the Escrow Account pursuant to clause (a)(ii) above at the time, and in the amount, that we would have been required to pay down the Exit Facility as in effect immediately prior to the payment in full of the Exit Facility to the extent such amounts shall not have been used to redeem the Senior Notes in accordance with the terms of the indenture (in which case, any amounts so withdrawn shall constitute Remaining Asset Sale Proceeds).

Repayment of Junior Notes

      Without the consent of the holders of a majority of the outstanding principal amount of the then outstanding Senior Notes, we may not, and will not permit any of our subsidiaries to, pay cash interest or make any principal payment on or purchase, redeem, defease or otherwise acquire or retire for value any of the Junior Notes. We obtained the consent of the holders of a majority of the outstanding principal amount of the outstanding Senior Notes to redeem the Junior Notes, and the Junior Notes were redeemed in full on December 2, 2003.

Consolidation, Merger or Acquisition

      We will not, nor will we permit any of our subsidiaries to, liquidate or dissolve or enter into any consolidation, merger, acquisition material joint partnership, material joint venture or other similar transaction, except that, subject to certain limitations set forth in the indenture for the Senior Notes:

•	we may consolidate with, merge into or acquire any other entity;

•	any corporation or entity may consolidate with or merge into us;

•	one of our subsidiaries may consolidate with, merge into or acquire any of our other subsidiaries; and

•	we may dissolve and liquidate any non-material subsidiary.

Events of Default and Remedies

      Each of the following is an Event of Default under the indenture:

           (a)     our failure to pay principal or interest on any Senior Note when due;

           (b)     our failure, for 30 consecutive days, to materially comply with any term, covenant or agreement, or our material breach of any representation or warranty contained in the indenture, the Senior Notes, the Intercreditor Agreement, or the other Collateral Documents;

           (c)     our failure to comply with the covenants contained in Sections 4.10 through 4.22, 4.23(b), 4.24 through 4.27, 4.29, 4.31, 4.32 and 4.33 of the indenture, without regard to any lapse of time or cure period;

           (d)     the default by us or any of our subsidiaries (giving effect to any applicable grace periods) to pay any amounts due under the Exit Facility, or any obligation or Indebtedness in excess of $1.0 million or the failure of us or any of our subsidiaries to comply with any material term, covenant or agreement contained in the Exit Facility, or related documents that permits acceleration of maturity under such obligations; provided, however, that a default with respect to the Exit Facility will be deemed cured if the default is cured by us or unconditionally waived by the Exit Facility lenders;

           (e)     certain defaults by us or our subsidiaries relating to bankruptcy, insolvency, winding-up, liquidation, and the like, as more fully described in the indenture;

           (f)     a judgment (not covered by insurance) of $5.0 million or more, or one or more judgments (not covered by insurance) of $10.0 million or more, that is not vacated, discharged, or stayed or bonded pending appeal within 30 days;

           (g)     certain events relating to the us, our ERISA Affiliates and the respective Pension Plans as more fully described in the indenture; and

           (h)     a forfeiture proceeding (not covered by insurance) against us, or any of our subsidiaries involving $5.0 million or more that is not vacated or discharged within 30 days.

      If an Event of Default occurs and continues, the trustee or the holders of at least a majority of the principal amount of the outstanding Senior Notes may declare the Senior Notes due and payable immediately. If we experience bankruptcy or insolvency, these obligations automatically become immediately due and payable. However, if we cure all defaults other than nonpayment and meet certain other conditions, the acceleration may be canceled and past defaults waived by the holders of a majority of the principal amount of the Senior Notes.

      We are required to deliver to the trustee quarterly a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

Subordination Provisions

      The Senior Notes are subordinate in right of payment to the amount of any borrowings under the Exit Facility. As of September 28, 2003, we had no borrowings outstanding under the Exit Facility, $130,782,369 aggregate principal amount of Senior Notes outstanding, and $8,121,592 aggregate principal amount of Junior Notes outstanding. On December 2, 2003, the Junior Notes were redeemed in full.

      In connection with the execution of the Exit Facility and with the issuance of the Senior Notes, we granted security interests in our personal and real property to the collateral agent under the Exit Facility and to the trustee of the indenture under which the Senior Notes was issued. We also entered into an intercreditor agreement that governs the relationships and priorities of these secured creditors and provide, among other things, that:

•	the collateral agent under the Exit Facility has a first priority interest in the covered collateral, and

•	the senior trustee for the senior indenture has a second priority interest in the covered collateral.

Intercreditor Agreement

      We may not make any prepayments of principal, interest, or premium on account of the Senior Notes prior to the repayment in cash of all outstanding obligations under the Exit Facility and termination of all commitments of the lenders under the Exit Facility to extend us further credit. If we are not in default under the Exit Facility, and/or the trustee under the indenture has not received notice of such default, the trustee may demand and receive scheduled cash interest payments and payments of principal in accordance with the terms of the senior indenture.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the senior trustee shall have received notice of such default, we may not make any direct or indirect payments or distributions on account of our obligations under the senior indenture, except that we may pay interest in kind on the Senior Notes. In addition, the trustee under the senior indenture and the holders of Senior Notes may not accept any such payments. The period in which payments may not be made or accepted resulting from a payment default is referred to as a payment blockage period. The period in which payments may not be made or accepted resulting from a non-payment default is referred to as a non-payment blockage period.

      During any period in which we are in default on either our payment or non-payment obligations under the Exit Facility and the senior trustee shall have received notice of such default, the senior trustee may not enforce any default remedies (other than accelerating the indebtedness evidenced by the Senior Notes or imposing a default rate of interest on the Senior Notes) until the standstill period ends, but if an enforcement action had been commenced by the senior trustee or a holder of Senior Notes prior to our default, then those steps as may be required by law to continue such enforcement action may be taken. The period in which the senior trustee may not exercise its default remedies is referred to as a standstill period.

      No more than eight non-payment default notices may be sent to the senior trustee. In no event may the total number of days of non-payment blockage periods or standstill periods to which the trustee is subject exceed 180 days in any consecutive 360-day period. No non-payment default that existed on the date of delivery of a non-payment default notice or during the first 150 days of the default period commenced by such notice shall be made the basis for a subsequent non-payment blockage period or standstill period. No default, whether resulting from non-payment or otherwise, that existed on the date of delivery of any payment default notice or during the first 150 days of the payment blockage period commenced by such notice shall be made the basis for a subsequent non-payment blockage period, payment blockage period, or standstill period.

      In the event of the institution of insolvency proceedings relating to us, we are required to pay all outstanding obligations under the Exit Facility prior to making any payment or distribution of any kind or character to holders of the Senior Notes, and any payments received by the trustees for the indentures or the holders of the Senior Notes to which the collateral agent would otherwise be entitled must be paid to the collateral agent.

Concerning the Trustee

      If an Event of Default occurs, the trustee must exercise its rights and powers with the same degree of care and skill as a prudent person would use in the conduct of such person’s own affairs. In no event will the trustee be under an obligation to exercise any of its rights and powers at the request of any holder, unless such holder first offers sufficient security and indemnity against any loss, liability or expense to the trustee.

      The trustee will not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the trustee has actual knowledge thereof or unless written notice of such event is sent to the trustee in accordance with the notice provisions of the indenture. If the trustee does have such actual notice of any Default or Event of Default, then the trustee will mail notices of such event to holders of Senior Notes within 90 days after such event occurs. Except in the event of a Default or Event if Default due to our failure to pay principal or interest on the Senior Notes, the trustee may withhold the notice if a committee of its Responsible Officers makes a good faith determination that withholding notice is in the interests of the holders of the Senior Notes.

      Although the trustee may become an owner or pledgee of Senior Notes and may become a creditor of ours, if the trustee acquires any conflicting interest, then it must eliminate such conflict within 90 days, apply to the Securities and Exchange Commission for permission to continue as trustee or resign.

      For so long as any Senior Notes remain outstanding, within 60 days after each May 15, the trustee will mail to the holders of Senior Notes a brief report dated as of such reporting date that complies with Section 313(a) of the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb). A copy of each report will be mailed to us and filed with the Securities and Exchange Commission and each stock exchange on which the Senior Notes are listed.

      The holders of a majority in outstanding principal amount of the then outstanding Senior Notes may remove the trustee by notifying the trustee and us in writing. We may remove the trustee if the trustee fails to meet the eligibility requirements set forth in the indenture, or if the trustee is adjudged a bankrupt or insolvent, or a custodian or public officer takes charge of the trustee or its property, or the trustee becomes otherwise incapable of acting.

Legal Defeasance and Covenant Defeasance

      At the option of our management committee, we may elect to discharge our obligations under the Senior Notes alternatively through either (1) Legal Defeasance and Discharge or (2) Covenant Defeasance, each as described below.

Conditions to Legal and Covenant Defeasance

      In order to take advantage of either election, we must comply with the following conditions:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders, cash in United States dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium (if any) and interest on the outstanding Senior Notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date;

•	in the case of an election to apply the Legal Defeasance and Discharge section of the indenture, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of an election to apply the Covenant Defeasance section of the indenture, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no Default or Event of Default shall have occurred and be continuing either on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or at any time in the period ending on the 91st day after the date of deposit;

•	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (except with respect to the borrowing of funds described above) to which we or any of our subsidiaries are a party or by which we or any of our subsidiaries are bound;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us or the officers signatory thereto with the intent of preferring the holders of Senior Notes over other of our creditors or with the intent of defeating, hindering, delaying or defrauding our creditors or others;

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

•	we must have delivered to the trustee an opinion of counsel to the effect that:

l	the trust funds will not be subject to any rights of holders of our Indebtedness other than the Senior Notes, and

l	assuming no intervening bankruptcy by us between the date of deposit and the 91st day following the deposit and assuming, that no holder is an “insider” under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally.

Legal Defeasance

      Once we have satisfied all of the conditions set forth above and any other conditions in the indenture with respect to Legal Defeasance, we will be deemed to have been discharged, i.e., legally defeased, from our obligations with respect to all outstanding Senior Notes on the date the conditions became satisfied. As a result, we will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Senior Notes and to have satisfied all other obligations under such Senior Notes and the indenture, except for:

•	the rights of holders of Senior Notes to receive principal, interest or premiums when due solely from the trust fund described above in “—Conditions to Legal and Covenant Defeasance”;

•	our obligations with respect to the Senior Notes pursuant to Article 2 and Section 4.2 of the indenture;

•	the rights, powers, trusts, duties and immunities of the trustee and any of our obligations in connection with such trustee’s rights; and

•	the Legal Defeasance provisions of the indenture.

Covenant Defeasance

      Once we have satisfied all of the conditions set forth above and any other conditions in the indenture with respect to Covenant Defeasance, we will be deemed to be released from our obligations under the covenants contained in Sections 4.10 through 4.20 and 4.22 through 4.24 of the indenture with respect to the Senior Notes. As a result, the Senior Notes will be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of holders in connection with such covenants. The Senior Notes will, however, continue to be deemed “outstanding” for all other purposes under the indenture other than accounting purposes. Accordingly, Covenant Defeasance means that we may fail to comply with any term or condition in the specified covenant sections, and such failure will not constitute a Default or Event of Default under the indenture.

Amendment, Supplement and Waiver

      Under the following specified circumstances, and so long as we provide the trustee with an opinion of counsel that the change does not adversely affect the right of any holder, we and the trustee may amend or supplement the indenture, the Senior Notes, the Intercreditor Agreement, or the other Collateral Documents without the consent of any holder of a Senior Note:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to make any change that would provide any additional rights or benefits to the holders of the Senior Notes or that does not adversely affect the legal rights of any holder of a Senior Note;

•	to enter into additional or supplemental Collateral Documents or additional intercreditor or subordination agreements pursuant to the indenture; and

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

      We and the trustee may amend or supplement the indenture, the Senior Notes, the Intercreditor Agreement or the other Collateral Documents with the consent of the holders of at least a majority in outstanding principal amount of Senior Notes then outstanding, except that without the consent of each holder affected, an amendment or waiver may not do any of the following:

•	reduce the principal amount of Senior Notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to Sections 4.13 and 4.14 of the indenture);

•	reduce the rate of or change the time for payment of interest on any Senior Note;

•	waive a Default or Event of Default in the payment of principal of, or interest, on the Senior Notes (except a rescission of acceleration of the Senior Notes by the holders of at least a majority in aggregate outstanding principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration);

•	make any Senior Note payable in money other than that stated in the Senior Notes;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or Events of Default or the rights of holders of Senior Notes to receive payments of principal of, or interest or premium on the Senior Notes;

•	waive a redemption payment with respect to any Senior Note or modify our obligations to make offers to purchase Senior Notes from the proceeds of one or more Asset Sales or Capital Raising Events;

•	release all or substantially all of the Collateral from the Lien of the indenture or the other Collateral Documents (except in accordance with the provisions thereof); or

•	make any change in the preceding amendment and waiver provisions.

      Any amendment to, or waiver of, the provisions of any of the Collateral Documents (other than the indenture), Section 4.15 of the indenture or the security provisions of the indenture will require the consent of the holders of at least 66 2/3% in outstanding principal amount of Senior Notes then outstanding.

Collateral and Security

      Our obligation to pay the principal of, premium and interest on the Senior Notes, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium and interest on the Senior Notes and performance of all of our other obligations to the holders of Senior Notes or the trustee under the indenture or the Senior Notes is secured by the Collateral. The Collateral consists of real and personal property. The Collateral Documents more fully set forth our obligations in this regard.

      The indenture requires each holder of Senior Notes to consent and agree to the terms of the Intercreditor Agreement and the Collateral Documents as may be in effect or may be amended. The indenture further authorizes and directs the trustee to enter into the Intercreditor Agreement and the Collateral Documents and to perform its obligations and exercise its rights thereunder.

      We granted to the trustee, for the benefit of the holders, continuing Liens on all of our right, title, and interest in and to all currently existing Collateral and any hereafter acquired Collateral (other than Real Property Collateral). Collectively, we refer to these liens as the trustee’s liens. The trustee’s liens in and to the Collateral (other than Real Property Collateral) attach to all such Collateral without any additional acts by the holders or us. Subject to certain exceptions set forth in the indenture, we do not have authority, express or implied, to dispose of any item or portion of the Collateral. The secured claims of the holders of Senior Notes with respect to the obligations secured by the Collateral are of equal priority, and ratable according to the respective obligations due each holder of Senior Notes.

      Subject to Sections 10.11 and 10.12 of the indenture and the terms of the Intercreditor Agreement, each holder of Senior Notes authorizes the trustee to release any Lien on any Collateral under the following circumstances: (i) we have paid in full all obligations in accordance with Article 11 of the indenture; (ii) if a release is required or desirable in connection with property being sold or disposed of by us and if we certify to the trustee that the sale or disposition is permitted under Section 4.14 of the indenture; (iii) if we owned no interest at the time the Lien was granted or at any time thereafter; or (iv) if the property was leased to us under a lease that has expired or is terminated in a transaction permitted under the indenture or the other Collateral Documents. Except as provided above, the trustee will not execute and deliver a release of any Lien on any Collateral without the prior written authorization of (y) if the release is of all or any substantial portion of the Collateral, all of the holders, or (z) otherwise, the majority in principal amount of the then outstanding Senior Notes.

      The trustee has no obligation to any of the holders to assure that the Collateral exists or is owned by us, is cared for, protected, or insured or has been encumbered, or that the Trustee’s Liens have been properly or sufficiently or lawfully created, perfected, protected, or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the trustee pursuant to the indenture or the other Collateral Documents.

      The powers and duties conferred upon the trustee under the indenture are solely to protect the Collateral. Neither the trustee nor any holder shall be under any duty to us to make or give any presentment, demand for performance, notice or nonperformance, protest, notice of protest, notice of dishonor, or other notice or demand in connection with any Collateral, or to take any steps necessary to preserve the indenture. Neither the trustee nor any holder will be liable to us for failure to collect or realize upon any or all of the Collateral or for any delay in doing so, nor shall the trustee or any holder be under any duty to us to take any action with regard thereto. Neither the trustee nor any holder shall have any duty to us to comply with any recording, filing or other legal requirements necessary to establish or maintain the validity, priority or enforceability of the Liens in, or the trustee’s rights in or to, any of the Collateral or to perform on our behalf under the indenture or any other Collateral Documents.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all Senior Notes, and the trustee, at our request and expense, will execute proper instruments acknowledging satisfaction and discharge of the indenture, when:

           (a)     either (i) all authenticated Senior Notes (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or (ii) all Senior Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and we have irrevocably deposited or caused to be deposited with the trustee sufficient cash, in trust solely for the benefit of the holders, to pay and discharge all amounts owing on the Senior Notes not delivered to the trustee for cancellation;

           (b)     no Default or Event of Default has occurred and is continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are a party or by which we are bound;

           (c)     we have paid or caused to be paid all sums payable under the indenture; and

           (d)     we have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

      We will deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No Personal Liability of Directors, Officers, Employees and Stockholders

      None of our directors, officers, employees, incorporators or stockholders shall have any liability for any of our obligations under the Senior Notes, the indenture, the Intercreditor Agreement, the other Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not, however, be effective to waive liabilities under the Federal securities laws.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Komag, Incorporated, 1710 Automation Parkway, San Jose, California 95131-1873, Attention: Chief Financial Officer.

Book-Entry Procedures

      The information in this section concerning The Depository Trust Company (“DTC”) and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy. The description of the operations and procedures of DTC that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

      The Senior Notes will be issued only as fully-registered securities registered in the name of DTC or Cede & Co., DTC’s nominee. One or more fully-registered global security certificates, representing the total aggregate principal amount of Senior Notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that institutions having accounts with DTC (its “participants”) deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

      The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the Senior Notes as represented by global certificates.

      Purchasers of Senior Notes within DTC’s system must be made by or through direct participants, which will receive a credit for the Senior Notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each Senior Note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased Senior Notes. Transfers of ownership interests in the Senior Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Senior Notes, except if use of the book-entry system for the Senior Notes is discontinued.

      To facilitate subsequent transfers, all the Senior Notes deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of Senior Notes with DTC and the registration in the name of Cede & Co. will cause no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Senior Notes. DTC’s records reflect only the identity of the direct participants to whose accounts those Senior Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      So long as DTC or its nominee is the registered owner or holder of a global certificate, DTC or the nominee will be considered the sole owner or holder of the Senior Notes represented for all purposes under the indenture and the

Senior Notes. No beneficial owner of an interest in a global certificate will be able to transfer that interest except in accordance with DTC’s applicable procedures, and, if applicable, those of Clearstream, Luxembourg and the Euroclear System.

      DTC has advised us that it will take any action permitted to be taken by a holder of Senior Notes, including the presentation of Senior Notes for exchange, only at the direction of one or more participants to whose account interests in the global certificates are credited and only in respect of the portion of the principal amount of debentures as to which such participant or participants has or have given such directions. However, if there is an event of default under the Senior Notes, DTC will exchange the global certificates for certificated securities, which it will distribute to its participants.

      Conveyance of notices and other communications by DTC to direct participants and indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in force from time to time.

      Although voting with respect to the Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Senior Notes. Under its usual procedures, DTC would mail an omnibus proxy as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the Senior Notes are credited on the record date. The direct participants are identified in a listing attached to the omnibus proxy. We believe that the arrangements among DTC, direct and indirect participants and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a record holder of a note.

      Interest payments on the Senior Notes issued in the form of one or more global certificates will be made to DTC in immediately available funds. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive distributions on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Those payments will be the responsibility of the participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in force from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global certificates. Payment of interest to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of direct and indirect participants.

      Except as provided herein, a beneficial owner in a global certificate will not be entitled to receive physical delivery of Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Senior Notes.

      DTC may discontinue providing its services as securities depositary with respect to the Senior Notes at any time by giving reasonable notice to us. Under these circumstances, if a successor securities depositary is not obtained, note certificates are required to be printed and delivered to holders. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary, with respect to the Senior Notes. In that case, certificates for the Senior Notes will be printed and delivered to holders. In each of the above circumstances, we will appoint a paying agent with respect to the Senior Notes.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Account Control Agreement” means the Securities Account Control Agreement delivered under Section 4.31 and Article 10 of the indenture and made by us in favor of the trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Accounts” means all of our now owned or hereafter acquired right, title, and interest with respect to “accounts” (as that term is defined in the UCC), and any and all supporting obligations in respect thereof.

“Adjusted Current Assets” means, with respect to us and our Consolidated Subsidiaries as of any date of determination (i) the Current Assets of us and our Consolidated Subsidiaries, minus (ii) the Non-Cash Deferred Tax Assets of us and our Consolidated Subsidiaries.

“Adjusted Current Liabilities” means, with respect to us and our Consolidated Subsidiaries as of any date of determination (i) the Current Liabilities of us and our Consolidated Subsidiaries, minus (ii) Non-Cash Deferred Tax Liabilities of us and our Consolidated Subsidiaries, minus (iii) the Current Maturities of Long Term Indebtedness, plus (iv) to the extent not included in clause (i) above, all liabilities of us and our Consolidated Subsidiaries under the Exit Facility that are appropriately recorded as liabilities under GAAP.

“Adjusted Net Working Capital” means, with respect to us and our Consolidated Subsidiaries at any date of determination (i) the Adjusted Current Assets of us and our Consolidated Subsidiaries, minus (ii) the Adjusted Current Liabilities of us and our Consolidated Subsidiaries (excluding liabilities accrued in respect of our non-cash stock-based deferred compensation program).

“Adjusted Tangible Net Worth” means the excess of (a) total assets of us and our Consolidated Subsidiaries determined on a consolidated basis over (b) the sum of (without duplication) (x) consolidated liabilities of us and our Consolidated Subsidiaries determined on a consolidated basis (excluding liabilities accrued in respect of our non-cash stock-based deferred compensation program), (y) all liabilities appropriately recorded under GAAP under the Exit Facility and (z) to the extent not already deducted from total assets, reserves for depreciation, depletion, obsolescence, or amortization of properties and all other reserves or appropriation of retained earnings which, in accordance with GAAP, should be established in connection with the business conducted by us and our Consolidated Subsidiaries, excluding, however from the determination of total assets (i) all intangible assets, including, without limitation, Goodwill (whether representing the excess cost over book value of assets acquired or otherwise), patents, trademarks, trade names, copyrights, franchises, and deferred charges (including, without limitation, unamortized debt discount and expense, organization and research and product development costs but excluding deferred income taxes), (ii) treasury stock and (iii) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of capital stock.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Securities of a Person shall be deemed to be Control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Annualized” means in respect of any amount with respect to us and our Consolidated Subsidiaries: (a) for the fiscal quarter ending June 30, 2002, such amount for such fiscal quarter multiplied by four, (b) for the fiscal quarter ending September 29, 2002, such amount for such fiscal quarter together with the immediately preceding fiscal quarter multiplied by two, (c) for the fiscal quarter ending December 29, 2002, such amount for such fiscal quarter, together with the immediately preceding two fiscal quarters multiplied by four-thirds ( 4/3), and (d) for each fiscal quarter ending on or after March 30, 2003, such amount for such fiscal quarter, together with the three immediately preceding fiscal quarters.

“Asset Sale” means the sale, lease, conveyance or other disposition of any assets or rights (including but not limited to sale and leaseback transactions); provided, that the sale, lease, conveyance or other disposition of all or substantially all of our assets and those of our subsidiaries, taken as a whole, will be governed by Section 5.1 of the indenture and not by Section 4.14.

Notwithstanding the foregoing, the following items will not be deemed to be Asset Sales:

(a) any single transaction or series of related transactions entered into in the ordinary course of business that involves assets having a fair market value of less than $1.0 million;

(b) the sale of inventory or obsolete furniture, fixtures, or equipment or other assets (including the licensing of intellectual property) in the ordinary course of business;

(c) the sale or other disposition of cash (including cash equivalents);

(d) any sublease of Real Property with a term, including any period for which such sublease shall be renewable without our prior consent or that of the relevant Subsidiary, of not greater than one (1) year; and

(e) the sublease dated January 10, 2000, by 2 Wire, Inc. for a portion of the Real Property located at 1704 Automation Parkway, San Jose, California.

“Books” means all of our now owned or hereafter acquired right, title and interest with respect to our and our subsidiaries’ now owned or hereafter acquired books and records (including all of our or their Records indicating, summarizing or evidencing assets (including the Collateral) or liabilities, all of our or our subsidiaries’ Records relating to our or their business operations or financial condition, and all Goods or General Intangibles related to such information).

“Capital Expenditures” means, with respect to any Person, all expenditures (including, among others, by the expenditure of cash or the incurrence of Indebtedness) made in connection with the acquisition of any assets which are required to be capitalized pursuant to GAAP.

“Capital Lease” means as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which would, in accordance with GAAP, be required to be accounted for as a capital lease on the balance sheet of that Person.

“Capital Raising Event” means any issuance or sale of Equity Interests or debt instruments described in clause (a), (b) or (c) of Section 4.13 of the indenture.

“Capital Raising Proceeds” means the proceeds from the transfer, conveyance, sale, lease or other disposition of Equity Interests or, pursuant to Section 4.12(i) of the indenture, proceeds from the issuance or sale any Debt Instruments.

“Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Collateral” means all of our now owned or hereafter acquired assets and property, including, without limitation, each of the following to the fullest extent that we are permitted under applicable law to grant a security interest in such assets and property (in the case of Investment Property, as limited by the proviso in the definition thereof):

           (a)           the Accounts,

           (b)           the Books,

           (c)           the Equipment,

           (d)           the General Intangibles,

           (e)           the Inventory,

           (f)           the Investment Property,

           (g)          the Negotiable Collateral,

           (h)           the Real Property Collateral,

           (i)           any money, cash, cash equivalents or deposit accounts or our other assets (including any of our Intellectual Property) that now or hereafter come into the possession, custody, or control of the trustee, and

           (j)           all supporting obligations and the proceeds and products, whether tangible or intangible, of any of the foregoing, including proceeds of insurance covering any or all of the Collateral, and any and all Accounts, Books,

Equipment, General Intangibles, Inventory, Investment Property, Negotiable Collateral, Real Property, money, deposit accounts, or other tangible or intangible property resulting from the sale, exchange, collection, or other disposition of any of the foregoing, or any portion thereof or interest therein, and the proceeds thereof.

Notwithstanding anything to the contrary contained in this definition, the term Collateral shall not include any rights or interest in any contract, lease, permit, license, charter or license agreement covering our real or personal property if under the terms of such contract, lease, permit, license, charter or license agreement, or applicable law with respect thereto, the grant of a security interest or lien therein to the trustee is prohibited as a matter of law or under the terms of such contract, lease, permit, license, charter or license agreement and such prohibition has not been or is not waived or the consent of the other party to such contract, lease, permit, license, charter or license agreement has not been or is not otherwise obtained; provided, that, the foregoing exclusion shall in no way be construed (a) to apply if any such prohibition is unenforceable under Sections 9-406, 9-407, or 9-408 of the UCC or other applicable law, or (b) so as to limit, impair or otherwise affect the trustee’s unconditional continuing security interests in and liens upon any of our rights or interests in or to monies due or to become due under any such contract, lease, permit, license, charter or license agreement (including any Accounts), or (c) to limit, impair, or otherwise affect trustee’s continuing security interests in and liens upon any of our rights or interests in and to any proceeds from the sale, license, lease, or other dispositions of any such contract, lease, permit, license, charter or license agreement.

“Collateral Documents” means, collectively, (i) the Deeds of Trust made by us as trustor, to the trustee thereunder, for the benefit of the trustee, as beneficiary, as amended, modified or revised in accordance with its terms; (ii) the Pledge Agreement made by us to and for the benefit of the trustee, as amended, modified or revised in accordance with its respective terms; (iii) the Account Control Agreement; and (iv) the indenture.

“Consolidated Cash Interest Expense” means for any period the sum of:

           (a)          the aggregate of the interest expense with respect to our Indebtedness and that of our Consolidated Subsidiaries (other than non-cash interest) for such period, on a consolidated basis as determined in accordance with GAAP (excluding the amortization of costs relating to original debt issuances and the amortization of debt discount) plus

           (b)          without duplication, that portion of our Capital Leases and those of our Consolidated Subsidiaries representing the interest factor for such period as determined in accordance with GAAP plus

           (c)          without duplication, dividends paid in respect of preferred stock of our Consolidated Subsidiaries or our Disqualified Stock to Persons other than us or a Wholly Owned Subsidiary.

“Consolidated EBITDAR” means, with respect to us and our Consolidated Subsidiaries for any period, the result of, without duplication, (i) the Consolidated Net Income for such period, plus (ii) the consolidated interest expense for such period determined in accordance with GAAP, whether paid or accrued, plus (iii) provision for taxes based on income or profits for such period (to the extent such income or profits were included in computing Consolidated Net Income for such period), plus (iv) consolidated depreciation and amortization, plus (v) losses incurred on the sale of assets not in the ordinary course of business, plus (vi) Restructuring Charges, plus (vii) write-downs and charges required by pronouncements issued by the Financial Accounting Standards Board that do not and will not result in the expenditure of cash (e.g., SFAS 121), plus (viii) non-cash stock-based compensation (to the extent such compensation was included in computing Consolidated Net Income), less (ix) gains incurred on the sale of assets not in the ordinary course of business. Notwithstanding the foregoing, items (i) through (viii) of one of our Consolidated Subsidiaries shall be added to Consolidated Net Income to compute Consolidated EBITDAR only to the extent (and in the same proportion) that the Net Income of such Consolidated Subsidiary was included in calculating our Consolidated Net Income.

“Consolidated Net Income” means, with respect to us and our Consolidated Subsidiaries for any period, the aggregate of our Net Income and that of our Consolidated Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that (i) the Net Income (but not loss) of any Person that is not a Consolidated Subsidiary that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to us, (ii) the Net Income of any Consolidated Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is prohibited at the date of determination without any prior approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders except to the extent a corresponding amount would not be prohibited at the date of determination to be paid in any other manner to us by such Consolidated Subsidiary without any prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Consolidated Subsidiary or its stockholders, as certified by us in an Officer’s Certificate, provided, however, that Net Income of any Consolidated Subsidiary excluded from Consolidated Net Income pursuant to this clause (ii) as a result of any action taken by the Malaysian government that began during the immediately prior fiscal quarter which action is the subject of negotiations at the time of the determination of Consolidated Net Income shall be included in Consolidated Net Income for such period notwithstanding this clause (ii), (iii) the cumulative effect of a change in accounting principles shall be excluded, (iv) all other extraordinary gains and extraordinary losses determined in accordance with GAAP shall be excluded and (v) the effect of discontinued operations, as determined in accordance with GAAP, shall be excluded.

“Current Assets” means, with respect to any Person, all current consolidated assets of such Person as of any date of determination calculated in accordance with GAAP, but excluding Indebtedness due from Affiliates.

“Current Liabilities” means, with respect to any Person, all current consolidated liabilities of such Person as of any date of determination calculated in accordance with GAAP, but excluding Indebtedness owed to Affiliates.

“Current Maturities of Long Term Indebtedness” means the current maturities of our long term Indebtedness and that of our Consolidated Subsidiaries, as determined in accordance with GAAP, but excluding all or any portion of amounts owing under the Exit Facility.

“Deeds of Trust” means, collectively, (i) the Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Real Property located at 47700 Kato Road and 1055 Page Road, each in Fremont, California, made by us in favor of Chicago Title Insurance Company, as trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time and (ii) the Trust Deed, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Real Property located at 3950 W. 3rd Avenue, Eugene, Oregon, made by us in favor of Chicago Title Insurance Company, as trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Delinquent Tax Liens” means Liens on any Real Property Collateral for taxes, assessments or other governmental charges or levies that are at the time delinquent and not subject to a Permitted Protest that effectively suspends enforcement of such Lien.

“Disqualified Stock” means any Capital Stock, which, by its terms (or by the terms of any security into which it is convertible or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part on, or prior to, or is exchangeable for our debt securities or those of our subsidiaries prior to, the final maturity date of the Senior Notes; provided that only the amount of such Capital Stock that is redeemable prior to the maturity of the Senior Notes shall be deemed to be Disqualified Stock.

“Equipment” means all of our now owned or hereafter acquired right, title, and interest with respect to equipment, machinery, machine tools, motors, furniture, furnishings, fixtures, vehicles (including motor vehicles), tools, parts, goods (other than consumer goods, farm products, or inventory), wherever located, including all attachments, accessories, accessions, replacements, substitutions, additions, and improvements to any of the foregoing.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“ERISA Affiliate” means (a) any corporation subject to ERISA whose employees are treated as employed by the same employer as our employees under Internal Revenue Code Section 414(b), (b) any trade or business subject to ERISA whose employees are treated as employed by the same employer as our employees under Internal Revenue Code Section 414(c), (c) solely for purposes of Section 302 of ERISA and Section 412 of the Internal Revenue

Code, any organization subject to ERISA that is a member of an affiliated service group of which we are a member under Internal Revenue Code Section 414(m), or (d) solely for purposes of Section 302 of ERISA and Section 412 of the Internal Revenue Code, any party subject to ERISA that is a party to an arrangement with us and whose employees are aggregated with our employees under Internal Revenue Code Section 414(o).

“Escrow Account” means the Escrow Account with a bank or trust company with not less than $100,000,000 in assets, as escrow agent, set up by us in accordance with Sections 4.14 and 4.29 of the indenture, which Escrow Account shall be pledged to the trustee, for the benefit of the holders and, subject to the Senior Notes Intercreditor Agreement, the holders of the Junior Notes, in accordance with Article 10 of the indenture.

“GAAP” means generally accepted accounting principles consistently applied set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“General Intangibles” means all of our now owned or hereafter acquired right, title, and interest with respect to general intangibles (including payment intangibles, contract rights, rights to payment, rights arising under common law, statutes, or regulations, choses or things in action, goodwill, patents, trade names, trademarks, servicemarks, copyrights, blueprints, drawings, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, rights to payment and other rights under any royalty or licensing agreements, infringement claims, computer programs, information contained on computer disks or tapes, software, literature, reports, catalogs, money, deposit accounts, insurance premium rebates, tax refunds, and tax refund claims), and any and all supporting obligations in respect thereof, and any other personal property other than goods, Accounts, Investment Property, and Negotiable Collateral.

“Goodwill” of any Person means goodwill of such Person and its Consolidated Subsidiaries as determined in accordance with GAAP.

“Governmental Authority” means any nation or government, any state, province, or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through Capital Stock or capital ownership or otherwise, by any of the foregoing.

“Government Securities” means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as a custodian with respect to any such U.S. Government obligation or a specific payment of principal of or interest on any such U.S. Government obligation held by such custodian for the account of the holder of such depository receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government obligation or the specific payment of principal of or interest on the U.S. Government obligation evidenced by such depository receipt.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Indebtedness” means, with respect to any Person: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations of such Person in respect of letters of credit, bankers acceptances, interest rate swaps, or other financial products, whether or not representing obligations for borrowed money, (c) all obligations of such Person under Capital Leases, (d) all obligations or liabilities of any other Person secured by a Lien on any property or asset of such Person, irrespective of whether such obligation or liability is assumed, (e) all obligations of such Person for the deferred purchase price of assets (other than trade Indebtedness incurred in the ordinary course of such Person’s business and repayable in accordance with customary trade practices), (f) any obligation of such Person guaranteeing or intended to guarantee (whether guaranteed, endorsed, co-made, discounted, or sold with recourse to such Person) any Indebtedness, lease, dividend, letter of credit, or other obligation of any other Person and (g) any obligation owed for all or any part of the deferred purchase price of property or services which purchase price is (i) due more than six months from the date of incurrence of the obligation in respect thereof, or (ii) evidenced by a note or similar written instrument.

“Intercreditor Agreement” means that certain Intercreditor Agreement among the trustee, the collateral agent under the Exit Facility, and us, which was entered into concurrently with or prior to the issuance of the Senior Notes in accordance with Section 7.12(b) of the indenture, as amended, supplemented or otherwise modified from time to time.

“Inventory” means all of our now owned or hereafter acquired right, title, and interest with respect to inventory, including goods held for sale or lease or to be furnished under a contract of service, goods that are leased by us as lessor, goods that are furnished by us under a contract of service, and raw materials, work in process, or materials used or consumed in our business.

“Investment Property” means all of our now owned or hereafter acquired right, title, and interest with respect to “investment property” as that term is defined in the UCC and any supporting obligations in respect thereof; provided, that in the case of the Capital Stock of our Foreign Subsidiaries, Investment Property shall be limited to only 65% of such shares of Stock.

“Komag Bermuda” means Komag (Bermuda) Ltd., a corporation organized under the laws of Bermuda.

“Komag Bermuda Intercompany Notes” means one or more negotiable promissory notes executed and delivered by Komag Bermuda to our order.

“Komag Malaysia” means Komag USA (Malaysia) Sdn., a corporation organized under the laws of Malaysia.

“Komag Malaysia Intercompany Note” means one or more negotiable promissory notes executed and delivered by Komag Malaysia to our order.

“Legal Requirements” means all applicable international, foreign, federal, state, and local laws, judgments, decrees, orders, statutes, ordinances, rules, regulations, or Permits.

“Lien” means any interest in property securing an obligation owed to, or a claim by, any Person other than the owner of the property, whether such interest shall be based on the common law, statute, or contract, whether such interest shall be recorded or perfected, and whether such interest shall be contingent upon the occurrence of some future event or events or the existence of some future circumstance or circumstances, including the lien or security interest arising from a mortgage, deed of trust, encumbrance, pledge, hypothecation, assignment, deposit arrangement, security agreement, adverse claim or charge, conditional sale or trust receipt, or from a lease, consignment, or bailment for security purposes and also including reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases, and other title exceptions and encumbrances affecting Real Property.

“Moody’s” means Moody’s Investors Service, Inc., or any successor rating agency.

“Multiemployer Plan” means a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) to which we, any of our subsidiaries, or any of our ERISA Affiliates has contributed, or was obligated to contribute, within the past six years.

“Negotiable Collateral” means all of our now owned and hereafter acquired right, title, and interest with respect to letters of credit, letter-of-credit rights, instruments, promissory notes, drafts, documents, and chattel paper (including electronic chattel paper and tangible chattel paper), and any and all supporting obligations in respect thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“Net Proceeds” means the aggregate cash proceeds received by us or any of our subsidiaries in respect of any Asset Sale or Capital Raising Event (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale or Capital Raising Event), net of the direct costs relating to such Asset Sale or Capital Raising Event, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements other than, in the case of an Asset Sale, any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Cash Deferred Tax Assets” means, with respect to any Person, any non-cash portion of deferred tax assets of such Person and its Consolidated Subsidiaries included in Current Assets, determined in accordance with GAAP.

“Non-Cash Deferred Tax Liabilities” means, with respect to any Person, any non-cash portion of deferred tax liabilities of such Person and its Consolidated Subsidiaries included in Current Liabilities, determined in accordance with GAAP.

“Obligations” means any principal, premium, interest, interest on overdue principal or premium, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption, or otherwise, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable on the Senior Notes or under the indenture.

“Pension Plan” means a “pension plan,” as such term is defined in section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in section 400 1(a)(3) of ERISA), and to which we or any of our ERISA Affiliates, has or within the prior six years has had any liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

“Permitted Liens” means the following of our Liens and those of our subsidiaries:

           (a)          (i) Liens covering only the assets acquired with the related Indebtedness granted to secure payment of capitalized lease obligations incurred in connection with Capital Expenditures or with respect to “tooling,” (ii) liens granted to secure mortgage financings with respect to Real Property owned by us as of the date of the indenture, and (iii) liens granted to secure payment of Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund such Indebtedness under clauses (i) or (ii), in a maximum aggregate principal amount at any one time not to exceed $15,000,000 for all such Indebtedness under clauses (i), (ii) and (iii);

           (b)          Liens for taxes, assessments or other governmental charges or levies, including liens pursuant to Section 107(l) of CERCLA or other similar law, not at the time delinquent or thereafter payable without penalty or subject to a Permitted Protest, provided that such Permitted Protest effectively suspends enforcement of such Lien;

           (c)          Liens of carriers, warehousemen, mechanics, repairmen, materialmen, contractors, laborers and landlords or other like Liens incurred in the ordinary course of business for sums not overdue for a period of more than 30 days or subject to a Permitted Protest, provided that such Permitted Protest effectively suspends enforcement of such Lien;

           (d)          Liens incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, bids, customs bonds, statutory or regulatory obligations, insurance obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds;

           (e)          judgment Liens in respect of judgments that do not otherwise constitute an Event of Default in existence less than 30 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full by a bond or (subject to a customary deductible) by insurance maintained with responsible insurance companies;

           (f)          Liens with respect to minor imperfections of title and easements, rights-of-way, restrictions, reservations, permits, servitudes and other similar encumbrances on real property and fixtures (i) existing on the date of the indenture and set forth in the title report provided to the trustee, or (ii) which do not materially detract from the value or materially impair the use by us and our subsidiaries in the ordinary course of their business of the property subject thereto;

           (g)           leases, subleases or licenses granted by us and our subsidiaries to any other Person in the ordinary course of business;

           (h)           Liens of sellers of goods to us and our subsidiaries arising under Article 2 of the UCC or similar provisions of applicable law in the ordinary course of business, covering only the goods sold and securing only the unpaid purchase price for such goods and related expenses;

           (i)           deposit arrangements with suppliers, equipment vendors and the like made in the ordinary course of business;

           (j)           Liens taken by us on our subsidiaries;

           (k)           Liens granted by us to the trustee or the holders pursuant to or in connection with the indenture and the other Collateral Documents;

           (l)           Liens granted to the lenders or their agent pursuant to or in connection with the Exit Facility;

           (m)          Liens existing prior to the date of the indenture and set forth on Schedule 1.1 of the indenture; and

           (n)           Liens granted to the Junior Notes Trustee pursuant to or in connection with the Junior Notes and the Indenture for the Junior Notes.

“Permitted Priority Liens” means all Permitted Liens other than the Liens described in paragraphs (b) and (n) of the definition of the term “Permitted Liens.”

“Permitted Protest” means our right to protest any Lien (other than any such Lien that secures the Obligations), tax (other than payroll taxes or taxes that are the subject of a United States federal tax lien), or rental payment, provided that (a) a reserve with respect to such obligation is established on our books in an amount equal to such obligation, (b) any such protest is instituted and diligently prosecuted by us in good faith, and (c) we certify to the trustee that, while any such protest is pending, there will be no impairment of the enforceability, validity, or priority of any of the Trustee’s Liens in and to the Collateral.

“Permitted Refinancing Indebtedness” means any of our Indebtedness or that of our subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of us or of any of our subsidiaries (other than intercompany Indebtedness) incurred pursuant to Section 4.12(i) or Section 4.12(k) of the indenture; provided, that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses and premiums incurred in connection therewith);

(2) the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the holders of the Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(4) the Indebtedness is incurred either by us or by our Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(5) in the case of Permitted Refinancing Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund the Indebtedness incurred pursuant to Section 4.12(k) of the indenture, we shall not have consummated an Asset Sale with respect to a material portion of the Real Property Collateral prior to the date of such issuance.

“Permits” of a Person shall mean all rights, franchises, permits, authorities, licenses, certificates of approval or authorizations, including licenses and other authorizations issuable by a Governmental Authority, which pursuant to applicable Legal Requirements are necessary to permit such Person lawfully to conduct and operate its business as currently conducted and to own and use its assets.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pledge Agreement” means the Stock Pledge Agreement dated as of the Closing, made by Company in favor of the trustee for the benefit of the holders, as amended, supplemented or otherwise modified from time to time.

“Real Property” means any estates or interests in real property now owned or hereafter acquired by us.

“Real Property Collateral” means all of our owned real property and the related improvements thereto identified on Schedule R-1 of the indenture, including without limitation, the Real Property located in Fremont, California and Eugene, Oregon, and any Real Property hereafter acquired by us.

“Record” means information that is inscribed on a tangible medium or which is stored in an electronic or other medium and is retrievable in perceivable form.

“Remaining Capital Raising Proceeds” means 50% of any remaining Capital Raising Proceeds after application of Capital Raising Proceeds pursuant to Section 4.13 of the indenture (or such lesser amount of Net Proceeds as are approved by at least a majority in outstanding principal amount of the then outstanding Senior Notes).

“Responsible Officer” shall mean when used with respect to the trustee (a) any officer within the corporate trust department of the trustee including any vice president, assistant vice president, treasurer, assistant treasurer, trust officer or any other officer of the trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and (b) who shall have direct responsibility for the administration of the indenture.

“Restructuring Charges” means all expenses incurred by us and our Consolidated Subsidiaries, as applicable, related to our Chapter 11 bankruptcy case, including expenses related to the implementation of the American Institute of Certified Public Accountants’ Statement of Position 90-7 “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”), and, to the extent not classified as “reorganization items” pursuant to SOP-97, expenses related to bankruptcy claims, expenses related to the write-down of assets and any other expenses incurred by us and our Consolidated Subsidiaries, as applicable, in connection with our Chapter 11 bankruptcy case.

“S&P” means Standard & Poor’s Ratings Group (a division of The McGraw Hill Companies, Inc.), or any successor rating agency.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more other subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is that Person or a Subsidiary of that Person or (b) the only general partners of which are that Person or one or more subsidiaries of that Person (or a combination thereof).

“Termination Event” means (a) a “Reportable Event” described in Section 4043 of ERISA and the regulations issued thereunder (other than a “Reportable Event” not subject to the provision for 30-day notice to the PBGC under such regulations), or (b) the withdrawal of us or any of our ERISA Affiliates from a Pension Plan during a plan year in which it was a “substantial employer” as defined in Section 4001(1)(2) or 4068(f) of ERISA, or (c) the filing of a notice of intent to terminate a Pension Plan or the treatment of a Pension Plan amendment as a termination under Section 4041 of ERISA, or (d) the institution of proceedings to terminate a Pension Plan by the PBGC, (e) any other event or condition which might constitute grounds under ERISA for the termination of, or the appointment by the PBGC of a trustee to administer, any Pension Plan, or (f) the imposition of a lien pursuant to Section 412(n) of the Internal Revenue Code.

“Total Cash Debt Service Coverage Ratio” means, with respect to us and our Consolidated Subsidiaries, for each fiscal quarter, the ratio of (x) the greater of (i) the Annualized Consolidated EBITDAR of us and our Consolidated Subsidiaries and (ii) the Consolidated EBITDAR of us and our Consolidated Subsidiaries for such fiscal quarter and each of the three immediately preceding fiscal quarters, to (y) the sum of (without duplication) (i) the Annualized Consolidated Cash Interest Expense of us and our Consolidated Subsidiaries and (ii) scheduled cash payments with respect to the amortization of Indebtedness paid during such fiscal quarter and each of the three immediately preceding fiscal quarters.

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, the Trustee’s security interest in any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

(2) the then outstanding principal amount of that Indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS

Exit Facility

      We have entered into a Loan and Security Agreement with the lenders named therein, and Ableco Finance LLC as collateral agent and administrative agent, which Loan and Security Agreement is referred to here as the Exit Facility. Other capitalized terms not otherwise defined are defined below in “Exit Facility – Certain Definitions.”

      The Exit Facility will be senior in right of payment to the Senior Notes and Junior Notes. The terms of the subordination between the Exit Facility and the Senior Notes and Junior Notes are governed by an intercreditor agreement among us, the collateral agent for the Exit Facility, the trustee for the Indenture for the Senior Notes and the trustee for the Indenture for the Junior Notes, which is described in “Description of the Senior Notes – Subordination Provisions.”

Summary of Terms

      A summary of the Exit Facility follows:

Amount of Loan	The amount of the loans that at any time may be outstanding is up to the lesser of (i) the maximum revolving amount of $15.0 million (as reduced from time to time pursuant to the term of the Exit Facility) or (ii) the Borrowing Base less Letter of Credit Usage. The “Borrowing Base” means an amount equal to 70% of the fair market value of the Owned Properties less the Chahaya Space Reserve (See “— Certain Definitions” below). On September 30, we sold the Fremont Properties, which reduced the Borrowing Base. As a result, the available credit under the Exit Facility is approximately $1.9 million as of October 28, 2003.

Interest	Advances will bear interest at 12% per annum. Upon the occurrence and during the continuance of an Event of Default as defined in the Exit Facility, interest will accrue at a default rate of 14% on all obligations related to the payment of money. Interest will accrue and be payable monthly on the first day of each month, commencing on August 1, 2002. All interest and fees shall be computed on the basis of a 360-day year.

Fees	An unused line fee of 0.50% per annum times the average unused portion of the maximum revolving amount of $15.0 million as reduced from time to time pursuant to the terms of the Exit Facility) is payable on the first day of each month. In addition, agent’s fees and other fees may be payable pursuant to the terms of the Exit Facility.

Ranking	The Exit Facility is secured and:

• is senior in right of payment to the Senior Notes; and

• ranks senior in right of payment to all of our existing and future subordinated indebtedness.

As of September 28, 2003:

• we had no outstanding borrowings under the Exit Facility;

• we had $130,782,364 Senior Notes outstanding;

• we had $8,121,592 worth of Junior Notes outstanding, which were redeemed in full on December 2, 2003; and

• our subsidiaries had total liabilities of $39.6 million.

      See “Description of the Senior Notes.”

Security Interest	The Exit Facility is secured by the same collateral that secures the Senior Notes, as is described in the indenture for the Senior Notes.

Certain Covenants	The Exit Facility contains certain covenants, which, among other things, restrict our ability and the ability of our subsidiaries to:

• incur or guarantee Indebtedness, subject to certain exceptions;

• incur liens, subject to certain exceptions;

• make fundamental changes including entering into a merger or consolidation, dissolution or liquidation or otherwise allow a change of control to occur;

• sell or otherwise transfer any property, business or assets, subject to certain exceptions;

• make any change to the principal nature of our business;

• guarantee or otherwise become liable for the obligations of a third party;

• enter into foreign exchange contracts other than hedging transactions in the ordinary course;

• consign or sell inventory other than in the ordinary course;

• declare any dividends or purchase or redeem any shares of our capital stock, including options and warrants;

• make investments, subject to certain exceptions;

• enter into transactions with affiliates except in the ordinary course of business and on reasonable terms and otherwise in accordance with the terms of the Exit Facility;

• allow our Adjusted Tangible Net Worth (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Adjusted Net Working Capital (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Total Cash Debt Service Coverage Ratio (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Consolidated EBITDAR (as defined in the indenture for the Senior Notes) to fall below the same levels that are set forth in the Indenture for the Senior Notes;

• allow our Capital Expenditures (as defined in the indenture for the Senior Notes) to exceed $30.0 million in any given year; or

• fail to achieve minimum revenue amounts.

In addition to the certain negative covenants described above, the Exit Facility contains certain affirmative covenants detailing reporting requirements and the conduct of our business, as is set forth in more detail in Section 6 of the Exit Facility.

      All of these covenants are subject to important exceptions and qualifications.

Use of Proceeds	We do not currently intend to use any proceeds from the Exit Facility, but if used, we would use net proceeds for working capital and general corporate purposes.

Events of Default	The events of default under the Exit Facility include:

• our failure to make timely payments under the Exit Facility;

• our failure to comply with certain covenants and agreements set forth in the loan documents subject to grace periods in certain instances;

• the occurrence of a Material Adverse Change, as defined in the Exit Facility;

• if we make any material misstatement or misrepresentation to the lenders;

• the entry of one or more judgments or decrees against us involving aggregate liability (not paid or fully covered by insurance) of $2,000,000 or more;

• if there is an insolvency proceeding commenced by or against us or our subsidiaries; and

• if we fail to pay (beyond any applicable grace period) any principal of or interest or premium on any Indebtedness in excess of $1,000,000 in the aggregate other than that incurred under the Exit Facility.

Certain Definitions

“Chahaya” means Chahaya Optronics, Inc., a Delaware corporation.

“Chahaya Space Reserve” means, as of any date of determination, a reserve relating to the Facilities Agreement in an amount equal to (a) $80,000, times (b) the number of full or partial months remaining after such date up to and including December 31, 2002.

“Eugene Property” means the real property, buildings, improvements, and other property located at 3950 W. 3rd Avenue, Eugene, Oregon.

“Facilities Agreement” means that certain Facilities Sharing and Services Agreement entered into as of November 30, 2000, by and between Borrower and Chahaya.

“Fremont Properties” means the real property, buildings, improvements, and other property located at (a) 47700 Kato Road and (b) 1055 Page Road, each in Fremont, California.

“Owned Properties” means the Eugene Property and the Fremont Properties.

Junior Secured Pay-In-Kind Notes Due 2007

      We issued $7,000,000 Junior Secured Notes due 2007 that are referred to here as “Junior Notes” under an indenture between Bank One Trust Company, N.A., as trustee. The Junior Notes were redeemed in full for approximately $8.2 million on December 2, 2003.

Promissory Notes

      In connection with the treatment of the Class 2 Allowed Secured Claims and Allowed Priority Tax Claims, we issued four secured and unsecured promissory notes to various city and county taxing authorities in the aggregate amount of $1.7 million. These notes bear interest at rates ranging from 1.68% to 10.0% and have maturity dates through June 2008. As of September 28, 2003, the aggregate principal amounts outstanding under these notes was approximately $937,000.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of our Common Stock After the Offering

      No predictions can be made as to the effect, if any, that sales of additional shares of common stock, or the perception that sales will be made, could have on the trading price of our common stock after the offering. Sales of substantial amounts of our common stock after the offering could adversely affect the trading price of our common stock because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

      As of November 23, 2003, we have outstanding 23,752,626 shares of our common stock. Of these outstanding shares, the 9,630,726 shares registered in this registration statement will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, subject to applicable resale limitations under Rule 144 for holders that are our affiliates. The remainder of our outstanding shares of common stock were issued pursuant to an exemption provided by Section 1145(a) of the United States Bankruptcy Code and are freely tradable without restriction or further registration pursuant to the resale provisions of Section 1145(b) of the United States Bankruptcy Code. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, which rules are summarized below.

Registration of Shares Issued in Connection with Compensatory Option Plans

      We filed a registration statement under the Securities Act on November 12, 2002 covering an aggregate of 3,125,000 shares of common stock reserved for issuance under our 2002 Qualified Stock Plan and our 2002 Employee Stock Purchase Plan, and filed another registration statement under the Securities Act on July 23, 2003 covering an additional aggregate 750,000 shares of common stock reserved by issuance under our Amended and Restated 2002 Qualified Stock Plan and our Amended and Restated 2002 Employee Stock Release Plan (both of which were amended and restated as of May 20, 2003). Upon the effectiveness of such registration statements, all such shares were subject to volume limitations applicable to affiliates that may be imposed by Rule 144 promulgated under the Securities Act of 1933, available for sale in the open market, except to the extent that such shares are subject to our vesting restrictions or the contractual restrictions described above.

Registration Rights

      The selling security holders have registration rights with respect to their 9,981,609 shares of common stock and $83,711,896.16 worth of Senior Notes that require us to register their shares and Senior Notes under the Securities Act pursuant to a shelf registration. In addition, with respect to shares of common stock held by the selling security holders, they have certain rights to participate in any future registration of securities by us. See “Description of Capital Stock – Registration Rights.”

PLAN OF DISTRIBUTION

      The common stock and Senior Notes offered hereby may be sold from time to time by the selling security holders at then prevailing prices or at prices related to the then current market price or in private transactions at negotiated prices. The shares and Senior Notes may be sold by one or more of the following methods, without limitation:

•	a block trade in which a broker or dealer will attempt to sell the shares as agent buy may position and resell a portion of the block as principal to facilitate the transaction;
•	purchase by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
•	face-to-face transactions between sellers and purchasers without a broker-dealer.

      In effecting sales, brokers and dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from selling security holders in amounts to be negotiated. These brokers and dealers and any other participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales.

      The selling security holders may engage in short sale transactions or other hedging transactions with the shares of common stock offered under this registration statement and shares of common stock offered under this registration statement may be used to cover short sales or other hedging transactions. From time to time, one or more selling security holders may pledge, hypothecate or grant a security interest in some or all of the shares or Senior Notes owned by them, and the pledges, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed selling security holders for those purposes.

      We will not receive any proceeds from the sale of the shares of common stock or Senior Notes being offered by the selling security holders. However, we have agreed to bear all expenses incident to the registration, offering and sale of the common stock and Senior Notes to the public by the selling security holders, other than commissions and discounts of underwriters, brokers, dealers and agents. We have also agreed to indemnify the selling security holders and their officers, directors, agents, employees, partners and controlling persons against certain liabilities, including liabilities under the Securities Act, arising out of or incident to registration of the common stock and Senior Notes.

      Information as to whether an underwriter who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, if the compensation of such other broker-dealers is in excess of customary and usual commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares or Senior Notes may be required to deliver a copy of this prospectus, including a prospectus supplement, if any, to any person who purchases any of the shares or Senior Notes from or through such dealer or broker.

      During such time as the selling security holders may be engaged in a distribution of shares or Senior Notes included in this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling security holders, and affiliated purchasers and any broker-dealer or any other person who participated in such distribution from bidding or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

      We filed this registration statement in order to comply with out obligations under the Registration Rights Agreement with the selling security holders. We are also obligated pursuant to that agreement to use our best efforts to register or qualify the common stock and the Senior Notes under the securities or blue sky laws of such jurisdictions as may be necessary for the selling security holders to dispose of such securities. See “Description of Capital Stock – Registration Rights Agreement.”

LEGAL MATTERS

      The validity of the shares of common stock and Senior Notes offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

      The consolidated financial statements and schedule of Komag, Incorporated as of December 29, 2002, and December 30, 2001, and for the six-month periods ended December 29, 2002 and June 30, 2002, and for the year ended December 30, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      KPMG LLP’s report dated January 16, 2003, except as to Note 17, which is as of February 25, 2003, contains two explanatory paragraphs. The first paragraph states that effective as of the beginning of the 2002 fiscal year, the

Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The second paragraph states that the Company’s plan of reorganization under chapter 11 of the United States Bankruptcy Code became effective on June 30, 2002. As a result of the adoption of “fresh-start” reporting in accordance with Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” the consolidated financial statements as of and for the six-month period ended December 29, 2002, are presented on a different reporting basis than the periods before emergence from bankruptcy, and are therefore not comparable.

      The consolidated statements of operations, stockholders’ equity, and cash flows of Komag, Incorporated for the year ended December 31, 2000 appearing in Komag, Incorporated’s Annual Report (Form 10-K) for the year ended December 29, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Komag, Incorporated’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act of 1933, a registration statement on Form S-3 relating to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the shares we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement without charge at the Public Reference Section of the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information at http://www.sec.gov regarding registrants that file electronically with the Securities and Exchange Commission.

      We file periodic reports, proxy statements and other information with the Securities and Exchange Commission in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and Internet site of the Securities and Exchange Commission referred to above. In addition, you may request a copy of any of our periodic reports filed with the Securities and Exchange Commission at no cost, by writing or telephoning us at the following address:

Investor Relations

Komag, Incorporated
1710 Automation Parkway
San Jose, California 95131
(408) 576-2000

      We intend to provide our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information in compliance with the requirements of the rules and regulations promulgated by the Securities Exchange Commission.

      Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

      We incorporate by reference into this prospectus the documents listed below, except as modified or superseded by statements contained in this prospectus or in any other document that we file after the date of this prospectus that also is or is deemed to be incorporated by reference.

•	our Annual Report on Form 10-K for the fiscal year ended December 29, 2002;
•	our Quarterly Report on Form 10-Q for the quarter ended March 30, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 29, 2003; and
•	our Quarterly Report on Form 10-Q for the quarter ended September 28, 2003.

      All documents that we file after the date of this prospectus pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. All documents that we file after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

      You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates, except the SEC registration fee.

SEC registration fee	$0
Printing and engraving costs	15,000
Legal fees and expenses	20,000
Accounting fees and expenses	15,000
Miscellaneous expenses	1,000

Total	$51,000

Item 14.     Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and executive officers and persons serving in such capacities in other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with defending a proceeding; (4) the rights conferred in the bylaws are not exclusive; and (5) the registrant may not retroactively amend the bylaw provisions in a way that it adverse to such directors, executive officers and employees in these matters.

      The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, such indemnification agreements provide that the registrant’s directors and executive officers will be indemnified to the fullest possible extent not prohibited by law against all expenses, including attorney’s fees, and settlement amounts paid or incurred by them in any action or proceeding, including any derivative action by or in the right of the registrant, on account of their services as directors or executive officers of the registrant or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of the registrant. The registrant will not be obligated pursuant to the indemnification agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by the registrant’s board of directors or brought to enforce a right to indemnification under the indemnification agreement, the registrant’s bylaws or any statute or law. Under the agreements, the registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the registrant consents to such settlement; (3) with respect to any proceeding brought by the registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the registrant pursuant to the provisions of § 16(b) of the Securities Exchange Act of 1934, and related laws; (5) on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party’s duty of loyalty to the registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

      The indemnification provision in the bylaws and the indemnification agreements entered into between the registrant and its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933.

      Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Document	Exhibit

Bylaws of Komag, Incorporated	3.2
Form of Indemnification Agreement	10.2

Item 15.     Recent Sales of Unregistered Securities

      Pursuant to our plan of reorganization, on June 30, 2002 we issued 22,826,283 shares of our common stock and $128,832,000 worth of Senior Secured Notes due 2007 and $7,000,000 worth of Junior Secured Notes due 2007 to our former equity and debt holders. We issued these securities in reliance on the exemption provided by Section 1145 of the Bankruptcy Reform Act of 1978, as amended. We received no proceeds from the issuance of these securities.

Item 16.     Exhibits and Financial Statement Schedules

      (a)     Exhibits

Exhibit
Number

2.1	Komag Incorporated’s Further Modified First Amended Plan of Reorganization, dated May 7, 2002 (incorporated by reference from Exhibit 2.1 filed with the Company’s Form 8-K filed on July 11, 2002).
2.2	Findings of Fact, Conclusions of Law and Order, dated May 9, 2002, Confirming Further Modified First Amended Plan of Reorganization of Komag, Incorporated, dated May 7, 2002 (incorporated by reference from Exhibit 2.2 filed with the Company’s Form 8-K filed on July 11, 2002).
3.1	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference from Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
3.2	Bylaws of Komag, Incorporated (incorporated by reference from Exhibit 3.2 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.1	Form of Stock Certificate for Common Stock (incorporated by reference from Exhibit 4.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.2	Registration Rights Agreement between Komag, Incorporated and certain holders of common stock and Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.2 filed with the Company’s Form 10-Q filed on August 13, 2002), as amended by Amendment No. 1 thereto dated October 1, 2002.
4.3	Form of Warrant (incorporated by reference from Exhibit 4.3 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.4	Loan and Security Agreement between Komag, Incorporated, the lenders named therein, and Ableco Finance LLC as collateral agent and administrative agent (incorporated by reference from Exhibit 4.4 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.5	Indenture, dated June 30, 2002, governing the Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.5 filed with the Company’s Form 10-Q filed on August 13, 2002).

Exhibit
Number

4.6	Form of Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.6 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.7	Intercreditor Agreement dated June 30, 2002, between Komag, Incorporated, Ableco Finance LLC, The Bank of New York, and Bank One Trust Company (incorporated by reference from Exhibit 4.9 filed with the Company’s Form 10-K filed March 13, 2003).
5.1	Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C. (incorporated by reference from Exhibit 5.1 filed with the Company’s Post Effective Amendment to Form S-1 or Form S-3 filed on November 3, 2003).
10.1.1	Lease Agreement dated May 2, 1989 by and between Stony Point Associates I and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.6 filed with the Company’s report on Form 10-K for the year ended December 31, 1989).
10.1.2	Lease Agreement (B10) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.11 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.3	Lease Agreement (B11) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.12 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.4	Sublease Agreement (B11) dated January 10, 2000, between Komag, Incorporated and 2Wire, Inc. (incorporated by reference from Exhibit 10.1.15 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.1.5	Second Amendment to Lease dated March 16, 1999 by and between Northern Trust Bank of California N.A. and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.16 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.2	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.2 filed with the Company’s report on Form S-1 on August 27, 2002).
10.3	Asset Purchase Agreement between the Company and Western Digital Corporation dated April 8, 1999 (incorporated by reference from Exhibit 10.1.13 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.1	Volume Purchase Agreement dated as of April 8, 1999 by and between the Company and Western Digital Corporation (incorporated by reference from Exhibit 10.1.14 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.2	Amendment Number 1 to Volume Purchase Agreement with Western Digital Corporation dated October 5, 2001 (incorporated by reference from Exhibit 10.1 filed with the company’s report on Form 10-Q for the quarter ended September 30, 2001).
10.4	Form of Komag, Incorporated Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference from Exhibit 4.2 filed with the Company’s report on Form S-8 on July 23, 2002).
10.4.1	Amended and Restated 2002 Qualified Stock Option Plan and forms of agreement thereunder (incorporated by reference from Exhibit 4.1 filed with the Company’s report on Form S-8 on July 23, 2003).
10.4.2	Komag, Incorporated 2002 Deferred Compensation Plan (incorporated by reference from Exhibit 10.4.2 filed with the Company’s report of Form S-1 on August 27, 2002).
10.5.1	Letter dated February 10, 1992 from the Malaysian Industrial Development Authority addressed to Komag, Incorporated approving the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.28 filed with the Company’s report on Form 10-K for the year ended January 3, 1993).

Exhibit
Number

10.5.2	Letter dated August 6, 2003 from the Malaysian Industrial Development Authority addressed to Komag USA (Malaysia) Sdn. extending the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.5.2 filed with the Company’s report on Form 10-Q for the quarter ended September 28, 2003).
10.6.1	Form of Executive Retention Agreement between Komag, Incorporated and certain executive officers (incorporated by reference from Exhibit 10.6.1 filed with the Company’s report on Form S-1 on August 27, 2002).
10.7†	Business Agreement dated October 6, 2003 between the Company and Maxtor Corporation.
12.1	Statement re: Computation of Earnings to Fixed Charges Ratio.
21	Subsidiaries of Komag, Incorporated as of 2003 (incorporated by reference from Exhibit 21 filed with the Company’s report on Form S-1 filed on August 27, 2002).
23.1	Consent of KPMG LLP.
23.2	Consent of Ernst & Young LLP, Independent Auditors.
23.3	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).
25.1	Form T-3 covering the Senior Secured Notes due 2007 Indenture (incorporated by reference from Exhibit 25.1 filed with the Company’s report on Form S-1 on August 27, 2002).
25.2	Form T-3 covering the Junior Secured Notes due 2007 Indenture (incorporated by reference from Exhibit 25.2 filed with the Company’s report on Form S-1 on August 27, 2002).

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes that:

      (a)     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)     To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (d)          Komag, Incorporated shall file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (the “TIA”) in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the TIA.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 9, 2003.

KOMAG, INCORPORATED

By:	/s/ THIAN HOO TAN

Name: Thian Hoo Tan
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

		Title	Date
Signature

/s/ THIAN HOO TAN Thian Hoo Tan		Chairman and Chief Executive Officer (Principal Executive Officer)	December 9, 2003

/s/ KATHLEEN A. BAYLESS Kathleen A. Bayless		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 9, 2003

* Chris A. Eyre		Director	December 9, 2003

* Neil S. Subin		Director	December 9, 2003

* Kenneth Swim		Director	December 9, 2003

* David G. Takata		Director	December 9, 2003

* Harry G. Van Wickle		Director	December 9, 2003

* Raymond H. Wechsler		Director	December 9, 2003

* Michael Lee Workman		Director	December 9, 2003

* Paul Brahe		Director	December 9, 2003

*By:	/s/ THIAN HOO TAN Thian Hoo Tan Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number

2.1	Komag Incorporated’s Further Modified First Amended Plan of Reorganization, dated May 7, 2002 (incorporated by reference from Exhibit 2.1 filed with the Company’s Form 8-K filed on July 11, 2002).
2.2	Findings of Fact, Conclusions of Law and Order, dated May 9, 2002, Confirming Further Modified First Amended Plan of Reorganization of Komag, Incorporated, dated May 7, 2002 (incorporated by reference from Exhibit 2.2 filed with the Company’s Form 8-K filed on July 11, 2002).
3.1	Amended and Restated Certificate of Incorporation of Komag, Incorporated (incorporated by reference from Exhibit 3.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
3.2	Bylaws of Komag, Incorporated (incorporated by reference from Exhibit 3.2 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.1	Form of Stock Certificate for Common Stock (incorporated by reference from Exhibit 4.1 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.2	Registration Rights Agreement between Komag, Incorporated and certain holders of common stock and Senior Secured Notes due 2007, (incorporated by reference from Exhibit 4.2 filed with the Company’s Form 10-Q filed on August 13, 2002), as amended by Amendment No. 1 thereto dated October 1, 2002.
4.3	Form of Warrant (incorporated by reference from Exhibit 4.3 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.4	Loan and Security Agreement between Komag, Incorporated, the lenders named therein, and Ableco Finance LLC as collateral agent and administrative agent (incorporated by reference from Exhibit 4.4 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.5	Indenture, dated June 30, 2002, governing the Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.5 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.6	Form of Senior Secured Notes due 2007 (incorporated by reference from Exhibit 4.6 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.7	Indenture, dated June 31, 2002, governing the Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.7 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.8	Form of Junior Secured Notes dues 2007 (incorporated by reference from Exhibit 4.8 filed with the Company’s Form 10-Q filed on August 13, 2002).
4.9	Intercreditor Agreement dated June 30, 2002, between Komag, Incorporated, Ableco Finance LLC, The Bank of New York, and Bank One Trust Company (Incorporated by reference from Exhibit 4.9 filed with the Company’s Form 10-K filed March 13, 2003).
4.10	Intercreditor Agreement dated June 30, 2002, between Komag, Incorporated, The Bank of New York, and Bank One Trust Company (Incorporated by reference from Exhibit 4.10 filed with the Company’s Form 10-K filed March 13, 2003).
5.1	Opinion of Wilson, Sonsini, Goodrich & Rosati, P.C.
10.1.1	Lease Agreement dated May 2, 1989 by and between Stony Point Associates I and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.6 filed with the Company’s report on Form 10-K for the year ended December 31, 1989).
10.1.2	Lease Agreement (B10) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.11 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).
10.1.3	Lease Agreement (B11) dated May 24, 1996 between Sobrato Development Companies #871 and Komag, Incorporated (incorporated by reference from Exhibit 10.1.12 filed with the Company’s report on Form 10-K for the year ended December 29, 1996).

Exhibit
Number

10.1.4	Sublease Agreement (B11) dated January 10, 2000, between Komag, Incorporated and 2Wire, Inc. (incorporated by reference from Exhibit 10.1.15 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.1.5	Second Amendment to Lease dated March 16, 1999 by and between Northern Trust Bank of California N.A. and Komag Material Technology, Inc. (incorporated by reference from Exhibit 10.1.16 filed with the Company’s report on Form 10-K for the year ended January 2, 2000).
10.2	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.2 filed with the Company’s report on Form S-1 on August 27, 2002).
10.3	Asset Purchase Agreement between the Company and Western Digital Corporation dated April 8, 1999 (incorporated by reference from Exhibit 10.1.13 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.1	Volume Purchase Agreement dated as of April 8, 1999 by and between the Company and Western Digital Corporation (incorporated by reference from Exhibit 10.1.14 filed with the Company’s report on Form 10-Q for the quarter ended July 4, 1999) (Confidential treatment requested as to certain portions.)
10.3.2	Amendment Number 1 to Volume Purchase Agreement with Western Digital Corporation dated October 5, 2001 (incorporated by reference from Exhibit 10.1 filed with the company’s report on Form 10-Q for the quarter ended September 30, 2001).
10.4	Form of Komag, Incorporated Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference from Exhibit 4.2 filed with the Company’s report on Form S-8 on July 23, 2002).
10.4.1	Amended and Restated 2002 Qualified Stock Option Plan and forms of agreement thereunder (incorporated by reference from Exhibit 4.1 filed with the Company’s report on Form S-8 on July 23, 2002).
10.4.2	Komag, Incorporated 2002 Deferred Compensation Plan (incorporated by reference from Exhibit 10.4.2 filed with the Company’s report on Form S-1 on August 27, 2002).
10.5.1	Letter dated February 10, 1992 from the Malaysian Industrial Development Authority addressed to Komag, Incorporated approving the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.28 filed with the Company’s report on Form 10-K for the year ended January 3, 1993).
10.5.2	Letter dated August 6, 2003 from the Malaysian Industrial Development Authority addressed to Komag USA (Malaysia) Sdn. extending the “Pioneer Status” of the Company’s thin-film media venture in Malaysia (incorporated by reference from Exhibit 10.5.2 filed with the Company’s report on Form 10-Q for the quarter ended September 28, 2003).
10.6.1	Form of Executive Retention Agreement (incorporated by reference from Exhibit 10.6.1 filed with the Company’s report on Form S-1 on August 27, 2002).
10.7+	Business Agreement dated October 6, 2003 between the Company and Maxtor Corporation (incorporated by reference from Exhibit 10.7 filed with the Company’s Amendment No. 1 to Form S-3 filed on December 9, 2003).
12.1	Statement re: Computation of Earnings to Fixed Charges Ratio.
21	Subsidiaries of Komag, Incorporated as of 2003 (incorporated by reference from Exhibit 21 filed with the Company’s report on Form S-1 filed on August 27, 2002).
23.1	Consent of KPMG LLP.
23.2	Consent of Ernst & Young LLP, Independent Auditors.
23.3	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page hereto).

Exhibit
Number

25.1	Form T-3 covering the Senior Secured Notes due 2007 Indenture (incorporated by reference from Exhibit 25.1 filed with the Company’s report on Form S-1 on August 27, 2002).
25.2	Form T-3 covering the Junior Secured Notes due 2007 Indenture (incorporated by reference from Exhibit 25.2 filed with the Company’s report on Form S-1 on August 27, 2002).

+	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.